    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1997

                                                    REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                        PRIORITY HEALTHCARE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

      INDIANA                        5122                           35-1927379
  (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL                (I.R.S.
  JURISDICTION OF         CLASSIFICATION CODE NUMBER)                EMPLOYER
  INCORPORATION OR                                                IDENTIFICATION
   ORGANIZATION)                                                       NO.)

                           285 WEST CENTRAL PARKWAY
                       ALTAMONTE SPRINGS, FLORIDA 32714
                                (407) 869-7001
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                ROBERT L. MYERS
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                        PRIORITY HEALTHCARE CORPORATION
                           285 WEST CENTRAL PARKWAY
                       ALTAMONTE SPRINGS, FLORIDA 32714
                                (407) 869-7001
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                  COPIES TO:

       JAMES A. ASCHLEMAN, ESQ.                REBECCA R. ORAND, ESQ.
            BAKER & DANIELS               GREENBERG TRAURIG HOFFMAN LIPOFF
       300 NORTH MERIDIAN STREET                ROSEN & QUENTEL, P.A.
              SUITE 2700                        1221 BRICKELL AVENUE
   INDIANAPOLIS, INDIANA 46204-1782             MIAMI, FLORIDA 33131
            (317) 237-0300                         (305) 579-0500

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as is practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                                                      PROPOSED
                                                                       PROPOSED       MAXIMUM
                                                 AMOUNT                MAXIMUM       AGGREGATE      AMOUNT OF
          TITLE OF EACH CLASS OF                 TO BE              OFFERING PRICE    OFFERING     REGISTRATION
        SECURITIES TO BE REGISTERED          REGISTERED(1)           PER SHARE(2)     PRICE(2)         FEE
---------------------------------------------------------------------------------------------------------------
Class B Common Stock, $.01 par value......         2,300,000 shares     $15.00      $34,500,000      $10,455
---------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 300,000 shares subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION DATED AUGUST 27, 1997

PROSPECTUS

                                2,000,000 SHARES

                        PRIORITY HEALTHCARE CORPORATION

                              CLASS B COMMON STOCK

                                  -----------

  All of the shares of Class B Common Stock offered hereby are being sold by Priority Healthcare Corporation ("Priority" or the "Company"). Prior to this offering, there has been no public market for the Company's Class A Common Stock or Class B Common Stock (collectively, the "Common Stock"). It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for the factors considered in determining the initial public offering price. Application is being made to list the Class B Common Stock on the Nasdaq National Market under the symbol "PHCC."

  The Company currently has outstanding 10,214,286 shares of Class A Common Stock, representing all of the outstanding shares of Common Stock. The holders of the Class A Common Stock and Class B Common Stock are entitled to three votes per share and one vote per share, respectively, and generally vote together as a single class on all matters submitted to a vote of the shareholders of the Company. Following this offering, Bindley Western Industries, Inc. ("BWI"), through its ownership of all of the outstanding shares of Class A Common Stock, will beneficially own 83.6% of the Common Stock, will have 93.9% of the voting power of the outstanding Common Stock and will continue to control the Company. BWI has advised the Company that, following this offering, BWI will evaluate whether to distribute its shares of Class A Common Stock to BWI's shareholders. See "Principal Shareholder," "Relationship with BWI" and "Description of Capital Stock."

                                  -----------

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       UNDERWRITING
                                                      DISCOUNTS AND  PROCEEDS TO
                                      PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share...........................      $               $            $
Total (3)...........................    $               $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and BWI have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering estimated at $790,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Class B Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $           , $           and
    $           , respectively. See "Underwriting."

  The shares of Class B Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares of Class B Common Stock will be made at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida, on or
about                , 1997.

                        RAYMOND JAMES & ASSOCIATES, INC.

           The date of this Prospectus is                     , 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    [PHOTO OF WOMAN IN PHARMACY]
                                             [PHOTO OF PHARMACIST ON PHONE]


The Company's JCAHO-accredited
pharmacy strives toward continuous                The Company's pharmacists and
quality improvement through a               registered nurses are available for
Quality Assessment and Quality                    ongoing consultation with the
Improvement Program.                          patient and prescribing physician
                                            regarding the patient's therapy and
                                           progress seven days a week, 24 hours
                                                                         a day.

                         [PHOTO OF BIOPHARMACEUTICALS]

     The Company specializes in the distribution and overnight delivery of biopharmaceuticals nationwide.

     [PHOTO OF PATIENT RECEIVING              [PHOTO OF WOMAN AT COMPUTER]
             INJECTION]


                                               State-of-the-art systems provide
The Company provides innovative                 important outcomes data, cross-
nursing- and pharmacy-supported                    selling lead generation, and
disease treatment management                  customer efficiencies in ordering
programs.                                                 products or services.

           [PHOTO OF EMPLOYEE FILLING ORDER FROM WAREHOUSE SHELVES]

The Company's expanding distribution network has maintained a 98% fill rate to its nationwide customers with next day deliveries of biopharmaceuticals.

                               ----------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS B COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

THE COMPANY WILL FURNISH ITS SHAREHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS CERTIFIED BY AN INDEPENDENT AUDITING FIRM AND INTENDS TO DISTRIBUTE QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR CONTAINING UNAUDITED FINANCIAL INFORMATION.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain factors to be considered by prospective investors.

  Priority Healthcare Corporation ("Priority" or the "Company") is a national distributor of specialty pharmaceuticals and related medical supplies to the alternate site healthcare market and is a provider of patient-specific, self-injectable biopharmaceuticals and disease treatment programs to individuals with chronic diseases. Through its Priority Healthcare Distribution division ("Priority Distribution"), the Company sells over 3,500 SKUs of specialty pharmaceuticals and medical supplies to outpatient renal care centers and office-based physicians in the oncology and infectious disease markets. With the recent acquisition of Grove Way Pharmacy, Priority Distribution has entered the vaccine market. Priority Distribution offers value-added services to meet the specific needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures, offering automated order entry services and offering customized distribution for group accounts. From distribution centers in Altamonte Springs, Florida and Santa Ana, California, Priority Distribution services over 2,000 customers in all 50 states and Puerto Rico, including approximately 550 office-based oncologists and 800 renal dialysis clinics.

  Through its Priority Pharmacy Services division ("Priority Pharmacy"), the Company fills individual patient prescriptions for self-injectable biopharmaceuticals for over 1,400 patients. These patient-specific prescriptions are filled at two licensed pharmacies in Altamonte Springs, Florida, where the Company reconstitutes in syringes the components of the biopharmaceuticals, according to manufacturer's instructions, and ships these products directly to the patient overnight in specialized packages. Priority Pharmacy also provides disease treatment programs for hepatitis, melanoma, cancer, human growth deficiency and the complications of HIV. Management believes that it is the only provider that offers this range of services on a nationwide basis.

  Priority sells the majority of its products and services into two large and growing markets--oncology and chronic renal dialysis. Frost & Sullivan estimated the U.S. market for oncology pharmaceuticals to be $4.1 billion in 1996 and projected it to grow at a compound annual rate of 13.2% from 1996 through 2003. The Company believes that the office-based segment of the oncology pharmaceutical market represents approximately 25% of such market and has been growing faster than the overall market. According to the Health Care Financing Administration, the number of patients who received renal dialysis treatments grew from approximately 157,000 in 1992 to approximately 200,000 in 1995, representing a compound annual growth rate of approximately 8%. The Company also sells products and services into the infectious disease market, principally for the treatment of hepatitis C. The National Institute of Health estimates that approximately 30,000 new acute hepatitis C infections occur annually.

  Priority's net sales have increased at a compound annual growth rate of 26% in the last three years, from $79.6 million in 1993 to $158.2 million in 1996. In the same period, operating income has increased at a compound annual growth rate of 54%, from $2.1 million in 1993 to $7.7 million in 1996. The Company's objective is to continue to grow rapidly and enhance its market position as a leading specialty distributor by capitalizing on its business strengths and pursuing the following strategy: (i) continue to focus on and further penetrate the alternate site market; (ii) enter new markets by distributing new product categories and patient-specific biopharmaceuticals; (iii) accelerate growth of its higher margin, patient-specific pharmacy business by leveraging relationships with existing distribution customers; (iv) maintain intense cost control while investing in infrastructure; and (v) pursue acquisitions to complement existing product offerings or further penetrate markets.

                             RELATIONSHIP WITH BWI

  The Company is a wholly-owned subsidiary of BWI. Following this offering, BWI will beneficially own 10,214,286 shares of Class A Common Stock, representing 83.6% of the Common Stock (81.6% if the Underwriters' over-allotment option is exercised in full), and will have 93.9% of the voting power of the outstanding Common Stock (93.0% if the Underwriters' over-allotment option is exercised in full). As a result, BWI will be able to determine any corporate action requiring approval of holders of the Common Stock, including the election of the entire Board of Directors of the Company, without the approval of the other shareholders of the Company.

  BWI has advised the Company that, following this offering, BWI will evaluate whether to distribute its shares of Class A Common Stock to BWI shareholders. Unless and until such distribution is completed, BWI will retain control of the Company. Currently, three of the Company's directors are directors and executive officers of BWI. In connection with this offering, BWI and the Company will enter into a series of agreements, including a Revolving Credit Promissory Note, an Indemnification and Hold Harmless Agreement, a Tax Sharing Agreement and an Administrative Services Agreement, governing certain aspects of the relationship between the Company and BWI subsequent to this offering. See "Risk Factors," "Management," "Relationship with BWI" and "Principal Shareholder."

                                  THE OFFERING

 Class B Common Stock being offered.................. 2,000,000 shares(1)
 Class B Common Stock outstanding after the offering. 2,000,000 shares(1)(2)
 Class A Common Stock outstanding after the offering. 10,214,286 shares(3)
 Total Common Stock outstanding after the offering... 12,214,286 shares(1)(2)
 Use of proceeds..................................... To repay certain indebtedness to BWI and
                                                       for working capital and
                                                       general corporate
                                                       purposes, including
                                                       potential acquisitions.
                                                       See "Use of Proceeds."
 Proposed Nasdaq National Market Symbol.............. PHCC

--------
(1) Excludes up to 300,000 shares of Class B Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Excludes (i) 10,214,286 shares of Class B Common Stock issuable upon conversion of outstanding shares of Class A Common Stock and (ii) an aggregate of 1,275,000 shares of Class B Common Stock reserved for issuance upon the exercise of options granted or available for grant, or upon the issuance of restricted stock, pursuant to the Company's stock option plans, of which options to purchase 449,000 shares with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus have been granted. See "Management--Compensation of Directors" and "Executive Compensation--1997 Stock Option and Incentive Plan" and "Description of Capital Stock."
(3) The Class A Common Stock is identical to the Class B Common Stock, except that the Class A Common Stock is entitled to three votes per share and the Class B Common Stock is entitled to one vote per share. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters submitted to a vote of the holders of Common Stock. The Class A Common Stock will automatically convert into Class B Common Stock on a share-for-share basis upon certain transfers following any distribution of such Class A Common Stock by BWI to its shareholders. See "Risk Factors--Relationship With BWI" and "Description of Capital Stock."

                    SUMMARY CONSOLIDATED FINANCIAL DATA (1)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                 YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                          -------------------------------------- ----------------------------
                                                    1996          1996           1997
                                            -------------------- ------- --------------------
                                                      PRO FORMA                    PRO FORMA
                            1994     1995    ACTUAL      (2)     ACTUAL   ACTUAL      (2)
                          -------- -------- -------- ----------- ------- -------- -----------
STATEMENT OF EARNINGS
 DATA:
 Net sales..............  $107,449 $123,990 $158,247 $   158,247 $65,348 $108,597 $   108,597
 Cost of products sold..   100,254  111,448  141,074     141,074  57,947   97,449      97,449
 Gross profit...........     7,195   12,542   17,173      17,173   7,401   11,148      11,148
 Selling, general and
  administrative
  expense...............     4,394    7,836    8,443       8,923   4,009    4,960       5,200
 Depreciation and
  amortization..........       512      998    1,009       1,009     500      656         656
 Earnings from
  operations............     2,289    3,708    7,721       7,241   2,892    5,532       5,292
 Interest expense, net..       200      511      437         464     170      498         237
 Earnings before
  income taxes..........     2,089    3,197    7,284       6,777   2,722    5,034       5,055
 Provision for income
  taxes.................       835    1,311    2,915       2,712   1,089    2,013       2,021
 Net earnings...........  $  1,254 $  1,886 $  4,369 $     4,065 $ 1,633 $  3,021 $     3,034
 Pro forma earnings
  per share (2)(3)......                             $      0.38                  $      0.27
 Pro forma weighted
  average shares
  outstanding (2).......                              10,740,465                   11,152,346
                                                                            JUNE 30, 1997
                                                                         --------------------
                                                                                  AS ADJUSTED
                                                                          ACTUAL      (4)
                                                                         -------- -----------
BALANCE SHEET DATA:
 Working capital........................................................ $ 24,022    $ 49,272
 Total assets...........................................................   68,118      79,583
 Long-term debt.........................................................    6,365       6,365
 Total liabilities......................................................   41,697      27,912
 Shareholders' equity................................................... $ 26,421    $ 51,671

--------
(1) During the periods presented, the Company made two acquisitions. See "The Company--Acquisition History." These acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired entities are included in the Company's financial statements from their respective dates of acquisition. As a result, period-to-period comparisons of financial position and results of operations are not necessarily meaningful.
(2) Adjusted to give effect to the pro forma adjustments described under "Unaudited Pro Forma Consolidated Financial Data" commencing on page 18.
(3) Historical earnings per share data are not meaningful as the Company's historical capital structure is not comparable to periods subsequent to this offering.
(4) Adjusted to give effect to the sale of 2,000,000 shares of Class B Common Stock offered by the Company at an assumed offering price of $14.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                                ----------------

  Unless otherwise indicated, information in this Prospectus (i) assumes no exercise of the Underwriters' option to purchase from the Company up to 300,000 additional shares of Class B Common Stock to cover over-allotments, if any and
(ii) gives effect to a recapitalization of the Company's Common Stock on August 25, 1997, resulting in the issuance of 10,214,286 shares of Class A Common Stock to BWI.

                                 RISK FACTORS

  The Shares offered hereby involve a high degree of risk, including the risks described below. Prospective investors should carefully consider the specific factors set forth below, as well as the other information contained in this Prospectus, before deciding to invest in the Class B Common Stock offered hereby.

  This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act which represent the Company's expectations or beliefs, and which involve certain risks and uncertainties, including but not limited to, changes in interest rates, competitive pressures, changes in customer mix, financial stability of major customers, investment procurement opportunities and changes in governmental regulations or the interpretation thereof, which could cause actual results to differ from those in the forward-looking statements. For this purpose, any statement contained in this Prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below under this "Risk Factors" Section and elsewhere in this Prospectus. Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, prior to making an investment in the Class B Common Stock.

ABSENCE OF HISTORY AS A STAND-ALONE COMPANY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

  To date, the Company has been operated as a subsidiary of BWI. After this offering, the Company will continue to be a majority-owned subsidiary of BWI, but will operate as a stand-alone company. BWI will have no obligation to provide assistance to the Company except as provided in the Intercompany Agreements. There can be no assurance that the Company will be viable as a stand-alone company or that this change will not have an adverse effect on the Company. The financial information included in this Prospectus is not necessarily indicative of the Company's future results of operations, financial position and cash flows or what the Company's results of operations, financial position and cash flows would have been had it been a separate, stand-alone entity during the periods presented. See "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Relationship With BWI."

ABSENCE OF LONG-TERM CONTRACTS WITH SUPPLIERS; DEPENDENCE UPON SINGLE SOURCE FOR A KEY PRODUCT

  The Company has few long-term contracts with its suppliers. The Company's arrangements with most of its suppliers may be cancelled by either party, without cause, on minimal notice. Many of these arrangements are not governed by written agreements. During 1996, approximately 36% of the Company's revenues were attributable to sales of erythropoietin ("EPO") to the renal care market. EPO for the renal care market is available from only one manufacturer, Amgen, Inc. ("Amgen"), with which the Company must maintain good working relations. The Company's purchases from Amgen are currently guaranteed by BWI, and there can be no assurance that the Company, as a stand-alone entity, would be able to purchase products from Amgen on terms as favorable. The Company is involved in a lawsuit in which this supplier is an adverse party. See "Business--Legal Proceedings." Any termination of or adverse change in the Company's commercial relationships with its key suppliers could have a material adverse effect on the Company.

  Bristol-Myers Squibb Company ("Bristol-Myers Squibb"), a major pharmaceutical manufacturer, has purchased a distributor to market oncology-related products to the office-based oncologist market, which is a market from which the Company derives substantial revenues. As a result, that distributor has a significant price advantage on Bristol-Myers Squibb products. There can be no assurance that other pharmaceutical manufacturers, including those whose products account for a significant portion of the Company's revenues, will not seek to limit the availability or change the terms of supply of such products in the future.

COMPETITION

  The alternate site segment of the healthcare industry in which the Company competes is highly competitive and is experiencing both horizontal and vertical consolidation. All of the products which the Company sells are available from sources other than the Company. Current and potential competitors of the Company include regional and national full-line, full-service medical supply distributors; independent specialty distributors; national full-line, full-service wholesale drug distributors, such as Bergen Brunswig Corporation and Cardinal Health, Inc., that operate their own specialty distribution businesses; institutional pharmacies; hospital-based pharmacies; home healthcare agencies; mail order distributors that distribute medical supplies on a regional or national basis; and certain manufacturers, such as Bristol-Myers Squibb, that own distributors or that sell their products both to distributors and directly to users, including clinics and physician offices. These competitive pressures continue to exert pressure on margins, particularly those of Priority Distribution. Some of the Company's competitors have greater financial, technical, marketing and managerial resources than the Company. There can be no assurance that competitive pressures will not have a material adverse effect on the Company. See "Business--Competition."

RISKS RELATED TO GOVERNMENT REGULATION

  The Company, its customers and its suppliers are subject to extensive regulation by federal, state and local government agencies. The Company's distribution business is required to register for permits and/or licenses with, and comply with certain operating and security standards of, the United States Drug Enforcement Administration (the "DEA"), the Food and Drug Administration (the "FDA"), and appropriate state agencies. The Company's Altamonte Springs, Florida and Santa Ana, California distribution centers are licensed to distribute pharmaceuticals in accordance with the Prescription Drug Marketing Act of 1987. The Altamonte Springs location is also licensed to distribute or dispense certain controlled substances in accordance with the requirements of the Controlled Substances Act of 1970. Similarly, the Company's provider businesses are subject to licensing by the DEA as well as by the state boards of pharmacy, state health departments, and other state agencies where they operate. In addition, the Company is subject to federal and state regulations which govern financial and other arrangements between healthcare providers, including the federal anti-kickback statute and other fraud and abuse laws. The fraud and abuse laws impose criminal and civil sanctions, are broad in scope, are subject to frequent modification and varied interpretation, and recently have been expanded by the Health Insurance Portability and Accountability Act of 1996. Failure to comply with these laws and regulations could subject the Company to significant civil sanctions, especially under the strict liability standards imposed by the Controlled Substances Act of 1970 and the broad scope of coverage imposed by the fraud and abuse laws and could result in suspension of the Company's operations.

  On November 14, 1995, an investigator for the FDA, accompanied by an inspector from the State of Florida Board of Pharmacy, inspected the Company's pharmacy in Altamonte Springs, Florida. At the end of the inspection, the FDA investigator issued an FDA Form-483, which is the form used by FDA investigators to identify any observed or suspected noncompliance with the laws administered by the agency. The FDA Form-483 identified the facility as a pharmacy/repackager and listed three observations related to certain requirements that the FDA typically imposes on manufacturers of sterile products. The Company advised the FDA in December 1995 that the Company believes it is not, within the statutory or regulatory meaning of these terms, a repackager or a manufacturer. A second inspection of the same facility occurred on June 26, 1997, in which the FDA investigator was again accompanied by Florida pharmacy authorities. The FDA investigator issued a substantially identical FDA Form-483 at the end of that inspection. As a result of these two inspections, the Florida State Board of Pharmacy did not issue any deficiencies regarding the operations of the Altamonte Springs pharmacy.

  On March 16, 1992, the FDA issued a Compliance Policy Guide (CPG 460.200), which explains the criteria the FDA uses to distinguish between pharmacy operations that are properly regulated under state law and drug manufacturing regulated by the FDA. The Company's response to the FDA in December 1995 cited this CPG and explained the Company's contention that, according to the FDA's own criteria, the Altamonte Springs facility is a pharmacy properly regulated under state and local laws.

  The FDA has indicated publicly that it expects to further clarify and explain through rulemaking the distinction between pharmaceutical manufacturing and pharmacy operations. Legislation has been introduced in this session of Congress that would clarify this distinction. Thus, the distinction between a pharmacy and a pharmaceutical manufacturer currently is a subject of activity by policymakers in the Federal government.

  While these activities may clarify matters in the future, the criteria that differentiate drug manufacturing from pharmacy operations are uncertain under the current state of the law. If the Company is correct and its operations are limited to those engaged in by pharmacies, there should be no material adverse effect from the FDA Form-483s because the Company believes it is currently in compliance in all material respects with applicable state and local laws. If the Company is deemed to be a sterile product manufacturer or a sterile product repackager, the Company would be subject to additional regulatory requirements. Because the FDA does not currently have clear guidance or regulations on this subject, the FDA or other legal authorities could decide that the Company must file for approval of a New Drug Application. Such an event could have a material adverse effect on the Company.

  Alternatively, the FDA could determine that the Company is a sterile products repackager and promulgate regulations or publish guidance respecting such entities. In that event, the Company would likely have to comply with that portion of the FDA requirements that covers the packaging operations of sterile product manufacturers. These requirements may include stability validation, expiration dating, sterility control, sterile product environmental monitoring, and good manufacturing practices including appropriate employee training related to the foregoing. The Company believes that the cost of compliance with such requirements would not be material to the Company's operations. However, there can be no assurance that other conditions or requirements would not be imposed that would have a material adverse effect on the Company.

  There can be no assurance that future legislation, future rulemaking, or active enforcement by the FDA of a determination that the Company is a drug manufacturer will not have a material adverse effect on the business of the Company.

  Additionally, state laws prohibit the practice of medicine and nursing without a license. Many states interpret the practice of nursing to include health teaching, health counseling, the provision of care supportive to or restorative of life and well being and the execution of medical regimens prescribed by a physician. Accordingly, to the extent that the Company assists patients and providers in helping patients comply with prescribed treatment programs, such activities could be deemed by a state to be the practice of medicine or nursing. There can be no assurance that the Company's operations will not be challenged as constituting the unlicensed practice of medicine or nursing. If such a challenge were made successfully in any state, the Company could be subject to civil and criminal penalties under such state's law and could be required to restructure its business in that state. Such results or the inability to successfully restructure its business could have a material adverse effect on the Company.

  The Company is also subject to federal and state laws governing the confidentiality of patient information. In addition, recent federal legislation will result in new national standards for the protection of patient information in electronic health information transactions. Failure to comply with all applicable laws and regulations regarding medical information privacy could have a material adverse effect on the Company.

  Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern the activities of many of the Company's customers that depend upon Medicare and Medicaid reimbursement in their businesses. There can be no assurance that such increased enforcement activities will not indirectly have a material adverse effect on the Company.

  Because the healthcare industry will continue to be subject to substantial regulations, the Company can give no assurance that its activities will not be reviewed or challenged by regulatory agencies in the future. Any such action could have a material adverse effect on the Company. See "Business--Government Regulation."

DEVELOPMENT OF ALTERNATIVE DELIVERY SYSTEMS FOR BIOPHARMACEUTICALS

  The Company's pharmacy program provides biopharmaceuticals in syringes pursuant to patient-specific prescriptions. At present, most biopharmaceuticals must be injected subcutaneously to be effective. The development of alternative delivery systems for biopharmaceuticals by methods other than subcutaneous injection could have a material adverse effect on the Company.

RISKS RELATED TO CHANGES IN THE HEALTHCARE INDUSTRY

  In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, and horizontal and vertical consolidation within the healthcare industry. The Company's inability to react effectively to these and other changes in the healthcare industry could adversely affect its operating results. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms may have on the Company or its customers and suppliers.

DEPENDENCE ON PAYORS AND REIMBURSEMENT RELATED RISKS

  The profitability of the Company's Priority Pharmacy division depends in part on reimbursement provided by third-party payors. Competition for patients, efforts by traditional third-party payors to contain or reduce healthcare costs and the increasing influence of managed care payors such as health maintenance organizations in recent years have resulted in reduced rates of reimbursement. If these trends continue, they could adversely affect the Company's results of operations unless the Company can implement measures to offset the loss of revenues and decreased profitability. The ability to collect from third-party payors also depends on the timely and accurate filing of claims. The passage of time makes missing documentation required for billing and payment difficult or impossible to obtain or replace, and can delay claim submission past deadlines imposed by certain payors. In 1996, reimbursement from Medicare and Medicaid accounted for less than 0.1% of the Company's revenues. The profitability of the Company's Priority Distribution division also depends, indirectly, on reimbursement provided by third-party payors insofar as the Company's office-based physician and clinic customers seek reimbursement from third-party payors for the cost of pharmaceuticals and related medical supplies distributed by the Company. As a result, changes in reimbursement policies of private and governmental third-party payors, including policies relating to the Medicare and Medicaid programs, could reduce the amounts reimbursed to these customers for the Company's products and consequently, the amount these customers would be willing to pay for the products. See "Business--Reimbursement."

  The U.S. Health Care Financing Administration ("HCFA") recently adopted new reimbursement guidelines, which prohibit Medicare reimbursement for EPO furnished to a patient having an hematocrit level exceeding 36.5% based on a 90 day rolling average basis. Previously, Medicare policy provided for payment for EPO for hematocrit levels exceeding such level if supported by medical documentation. This change in Medicare reimbursement policy could have an adverse effect on the sales of EPO by the Company in the future.

  Additionally, the Balanced Budget Act of 1997 (the "Budget Act"), which was enacted in August 1997, contained numerous provisions related to Medicare and Medicaid reimbursement. Although many of the details will not be solidified for the next one to six years, the general thrust of the provisions dealing with Medicare and Medicaid contained in the Budget Act is intended to provide incentives to providers to deliver services at lower costs. The Budget Act contains changes to reimbursement rates for certain Medicare and Medicaid covered services, as well as certain limitations on the coverage of such services. Although less than 0.1% of the Company's revenues in 1996 were derived from Medicare and Medicaid reimbursement, the Budget Act may affect the Company's suppliers and customers, which in turn could have an adverse effect on the Company.

RELIANCE ON TELEPHONE AND COMPUTER SYSTEMS

  Because the Company believes that its success depends, in part, upon its telesales and direct marketing efforts and its ability to provide prompt, accurate and complete service to its customers on a price-competitive basis, any continuing disruption in either its computer system or its telephone system could adversely affect its ability to receive and process customer orders and ship products on a timely basis, and could adversely affect the Company's relations with its customers.

RISKS RELATED TO SHIPPING

  Shipping is a significant expense in the operation of the Company's business. The Company ships most of its orders by overnight courier or other delivery services, and typically bears the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on the Company's results of operations. Similarly, strikes or other service interruptions by such couriers would adversely affect the Company's ability to deliver products on a timely basis.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  The Company's current business is the result of five acquisitions and the Company expects to pursue acquisitions of complementary businesses in the future. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations of the acquired company, the diversion of management's attention from other business concerns, risks of entering new geographic or product markets in which the Company has limited or no direct prior experience, the potential loss of key employees of the acquired company and the assumption of undisclosed liabilities. In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and intangible assets, any of which could have a material adverse effect on the Company.

DEPENDENCE ON KEY EMPLOYEES

  The Company's future performance will depend, in part, upon the efforts and abilities of certain key employees, including Robert L. Myers, President and Chief Executive Officer, Guy F. Bryant, Executive Vice President-Priority Healthcare Distribution, Steven D. Cosler, Executive Vice President-Priority Pharmacy Services and Melissa E. McIntyre, Vice President-Clinical Services. The loss of the services of one or more of these persons could have an adverse effect on the Company's business. For an interim period (not expected to exceed 18 months), Mr. Cosler and Ms. McIntyre may spend up to 20% and 5%, respectively, of their time on BWI matters, and the Company will be reimbursed by BWI for such time. The Company has no key man life insurance policies on any of its employees. See "Executive Compensation--Employment Agreements, Termination of Employment and Change in Control Agreements."

CONCENTRATION OF CUSTOMERS

  During 1996, the Company's largest 20 customers accounted for approximately 30% of the Company's revenues and one customer accounted for 12% of the Company's revenues. As is customary in its industry, the Company generally does not have long-term contracts with its customers. Significant declines in the level of purchases by one or more of these customers could have a material adverse effect on the Company's business and results of operations. Additionally, an adverse change in the financial condition of any of these customers, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on the Company. See "Business--Customers."

RELATIONSHIP WITH AND BENEFITS TO BWI
  BWI is currently the only shareholder of the Company. Upon completion of this offering, BWI will beneficially own 100% of the outstanding Class A Common Stock, representing approximately 93.9% of the combined voting power of all classes of the Company's voting stock. The Class A Common Stock is entitled to three votes per share on all matters submitted to a vote of the shareholders of the Company. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters submitted to a vote of the holders of Common Stock. As a result, BWI will be able to elect the entire Board of Directors of the Company and control the business and affairs of the Company, including any determinations with respect to mergers or other combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of additional Common Stock or other equity securities by the Company and the payment of dividends with respect to the Common Stock. Similarly, BWI will have the power to determine matters submitted to a vote of the Company's shareholders, will have the power to delay, defer or prevent a change in control of the Company and could take other actions that might be favorable to BWI but not to the shareholders of the Company generally.

  On March 31, 1997, the Company paid a dividend in the form of a subordinated promissory note with a principal amount of $6.0 million to BWI to return a portion of BWI's equity investment in the Company. The Company intends to use the net proceeds to repay advances made by BWI to the Company, which advances aggregated approximately $13.8 million at June 30, 1997. See "Use of Proceeds."

  The Company currently has, and will continue to have, a variety of contractual relationships with BWI and its affiliates, including a Revolving Credit Promissory Note by which BWI will lend the Company funds to finance working capital requirements, an Indemnification and Hold Harmless Agreement by which BWI and the Company will indemnify and hold harmless the other from certain obligations and contingent liabilities, a Tax Sharing Agreement relating to the allocation of tax liabilities between BWI and the Company, and an Administrative Services Agreement relating to certain services to be provided by BWI to the Company. There can be no assurance that BWI's interests under these contracts will not be adverse to those of the Company or that BWI will not use its control position in a manner adverse to the other shareholders of the Company, either in the context of these contracts or otherwise. See "Management," "Relationship with BWI" and "Principal Shareholder."

EVALUATION OF BWI'S DISTRIBUTION OF ITS OWNERSHIP INTEREST IN THE COMPANY

  Immediately following this offering, the Company will continue to be controlled by BWI, which will own more than 80% of the outstanding Common Stock. BWI has advised the Company that, following this offering, BWI will continue to evaluate whether to distribute the Class A Common Stock to shareholders of BWI as a dividend (the "Distribution"). The Distribution is unlikely to be completed before 1998. In making its evaluation, BWI is expected to consider such matters as the need for an employee stock ownership plan and other equity-based compensation incentives to attract and retain qualified personnel, the relative trading prices of the Class B Common Stock and BWI common stock after this offering, the results of operations of the Company and BWI, and the relative prospects of BWI and the Company on a stand-alone basis. The Distribution will also be subject to the receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction, and the absence of any change in market conditions or other circumstances that causes the Board of Directors of BWI to conclude that the Distribution is not in the best interests of the shareholders of BWI. BWI is not legally obligated to effect the Distribution, and there can be no assurance as to whether or when BWI will distribute its shares of Class A Common Stock to its shareholders. If BWI does not effect the Distribution, BWI will continue to own a majority of the Company's Common Stock and will be able to control the Company. See "Relationship With BWI."

EFFECTIVE VOTING CONTROL BY BWI MANAGEMENT IF DISTRIBUTION IS COMPLETED

  If the Class A Common Stock is distributed by BWI to its shareholders, based on the number of BWI shares held (excluding options) as of June 30, 1997, William E. Bindley and the other current directors and executive officers of BWI would beneficially own approximately 22.0% of the Common Stock (21.5% if the Underwriters' over-allotment option is exercised in full) and will have approximately 24.7% of the voting power of the outstanding Common Stock (24.5% if the Underwriters' over-allotment option is exercised in full) immediately after the distribution. See "Principal Shareholder." As a result, they would be able to significantly affect the outcome of any corporate transaction or other matter submitted to the Company's shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and may be able to prevent or cause a change in control of the Company.

POTENTIAL CONFLICTS OF INTEREST WITH BWI

  Upon consummation of this offering and the election of two independent directors, the Company will have a Board of Directors consisting of six members. In light of its ownership of the Class A Common Stock, BWI will have the ability to change the size and composition of the Company's Board of Directors and committees of the Board of Directors. In addition, three of the Company's directors, including its Chairman of the Board of Directors, are executive officers and directors of BWI. The performance by these persons of their duties to BWI and the Company may give rise to conflicts of interest and conflicting demands on the amount of time these individuals will have available for the Company's affairs. There can be no assurance that any such conflicts will be resolved in the Company's favor. See "Management--Directors and Executive Officers" and "Relationship with BWI."

RISK OF PROFESSIONAL LIABILITY; AVAILABILITY OF INSURANCE

  The Company's business exposes it to risks that are inherent in the distribution or provision of pharmaceuticals and the provision of ancillary services. Although the Company currently maintains professional liability and products liability insurance, there can be no assurance that the coverage limits of such insurance will be adequate to protect the Company against future claims. In addition, there can be no assurance that the Company will be able to maintain professional liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, there will be 10,214,286 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock outstanding. Except in limited circumstances, shares of Class A Common Stock will convert automatically upon any sale or other transfer into shares of Class B Common Stock on a share-for-share basis. The Class B Common Stock sold pursuant to this offering will be freely tradeable without restrictions by persons other than "affiliates" of the Company. If BWI completes the Distribution, substantially all of the 10,214,286 shares of Class A Common Stock, when converted into Class B Common Stock, will also be freely tradeable without restrictions by persons other than "affiliates" of the Company. No prediction can be made as to the effect, if any, that future sales of shares of Class B Common Stock, or the availability of shares of Class B Common Stock for future sales, will have on the market price of the shares of Class B Common Stock prevailing from time to time. Sales of substantial amounts of Class B Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class B Common Stock. The Company, its executive officers and directors and BWI have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Class B Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Class B Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc. See "Shares Eligible for Future Sale" and "Underwriting."

RISKS ASSOCIATED WITH DISTRIBUTION BY BWI; SUITABILITY OF INVESTMENT FOR BWI SHAREHOLDERS

  The Class B Common Stock may not be a suitable or desirable investment for shareholders of BWI that would receive shares of Class A Common Stock if BWI determines to conduct the Distribution. If the Distribution is completed and a large number of BWI shareholders were to determine that an investment in the Company was not suitable or desirable, such holders may seek to sell some or all of such shares, thereby creating downward pressure on the market price of the Class B Common Stock.

SUBSTANTIAL DILUTION

  The proposed initial public offering price is substantially higher than the book value per share of the Class B Common Stock at June 30, 1997. Accordingly, purchasers in this offering will incur immediate and substantial net tangible book value dilution of $10.43 per share (assuming an initial public offering price of $14.00 per share). See "Dilution."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Class B Common Stock. Although application has been made to list the Class B Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained or that the market price for the Class B Common Stock will not decline below the public offering price set forth on the cover page of this Prospectus. The initial public offering price has been determined by negotiations between the Company and the Representative of the Underwriters. For a description of the factors considered in determining the initial public offering price, see "Underwriting." Future developments concerning the Company or its competitors, including operating results, governmental regulation and other factors, could have a significant impact on the market price of the Class B Common Stock. In addition, in recent years the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies (particularly small and emerging growth companies) have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies. These broad market fluctuations could have a material adverse effect on the market price of the Class B Common Stock.

ADVERSE IMPACT OF ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Articles of Incorporation and By-Laws may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Class B Common Stock at a premium over the market price of the Class B Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Class B Common Stock. In addition, certain "anti-takeover" provisions of the Indiana Business Corporation Law, among other things, restrict the ability of shareholders to effect a merger or business combination or obtain control of the Company, and may be considered disadvantageous by a shareholder. See "Description of Capital Stock--Certain Provisions of Restated Articles of Incorporation and By-Laws" and "--Certain Provisions of Indiana Law."

                                  THE COMPANY

GENERAL

  The Company was formed by BWI on June 23, 1994 as an Indiana corporation to focus on the distribution of products and provision of services to the alternate site segment of the healthcare industry. The Company conducts the business activities of alternate site healthcare companies acquired by BWI or the Company in five transactions since February 1993. The principal executive offices of the Company are located at 285 West Central Parkway, Altamonte Springs, Florida 32714 and its telephone number at that address is (407) 869-7001. Unless otherwise indicated, "Priority" and the "Company" refer to Priority Healthcare Corporation and its subsidiaries, and "BWI" refers to Bindley Western Industries, Inc. and its subsidiaries other than the Company.

ACQUISITION HISTORY

  Effective as of February 28, 1993, BWI acquired substantially all of the assets of Charise Charles, Ltd., Inc. ("Charise Charles"), a specialty wholesale distributor of oncology and renal care biopharmaceuticals located in Altamonte Springs, Florida. On October 6, 1993, BWI acquired substantially all of the assets of PRN Medical, Inc. ("PRN"), a specialty wholesale distributor of renal care supplies and dialysis equipment located in Orlando, Florida. In August 1994, PRN was combined with Charise Charles as part of the formation of the Company. On October 31, 1994, the Company acquired the stock of 3C Medical, Inc. ("3C"), a specialty distributor of acute dialysis products located in Santa Ana, California. Effective January 1, 1995, the Company acquired all of the outstanding stock of IV-1, Inc., IV-One Services, Inc. and National Pharmacy Providers, Inc. (collectively, the "IV One Companies"), three related companies located in Altamonte Springs, Florida that provided specialty pharmacy and other related healthcare services. On August 6, 1997, the Company acquired substantially all of the assets of Grove Way Pharmacy, Inc. ("Grove Way Pharmacy"), a specialty distributor of vaccines located in Castro Valley, California.

  The operations of Charise Charles, PRN, 3C and Grove Way Pharmacy are now included in the Company's Priority Distribution division. The IV One Companies now comprise the Priority Pharmacy division.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Class B Common Stock offered hereby are estimated to be approximately $25.2 million (approximately $29.1 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $14.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use a portion of the net proceeds to repay working capital advances made by BWI to support the Company's operating activities. The advances at June 30, 1997 aggregated approximately $13.8 million and bear interest at the rate paid by BWI on incremental borrowings in effect from time to time under its line of credit agreement (6.4% as of June 30, 1997). The balance of the net proceeds will be used for working capital and general corporate purposes, including potential acquisitions of alternate site healthcare businesses, although there are currently no definitive agreements or letters of intent with respect to any material acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Pending the use of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future, but rather intends to use future earnings principally to support operations and to finance expansion and possible acquisitions. The payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend on a number of factors, including the Company's financial condition, capital requirements, future business prospects, the terms of any documents governing indebtedness of the Company, and such other factors as the Board of Directors of the Company may deem relevant. Subject to the terms of any Preferred Stock created by the Company's Board of Directors, each outstanding share of Common Stock will be entitled equally to such dividends as may be declared from time to time by the Board of Directors. See "Description of Capital Stock."

  On March 31, 1997, the Company paid a dividend in the form of a subordinated promissory note (the "Dividend Note") with a principal amount of $6.0 million to BWI to return to BWI a portion of its equity investment in the Company. The Dividend Note bears interest at the rate of 7.25% per annum. Interest on the Dividend Note must be paid by the Company on a quarterly basis, with the principal amount due in a single payment on March 31, 1999. See "Relationship with BWI."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted to give effect to the sale of the shares of Class B Common Stock offered hereby (at an assumed initial public offering price of $14.00 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

                                                               JUNE 30, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS,
                                                            EXCEPT SHARE DATA)
   Long-term debt:
     Subordinated note payable to parent (Dividend Note)... $ 6,000   $ 6,000
     Other long-term debt..................................     365       365
                                                            -------   -------
   Shareholders' equity:
     Preferred Stock, $0.01 par value, 5,000,000 shares
      authorized; none issued or outstanding...............
     Class A Common Stock, $0.01 par value; 15,000,000
      shares authorized; 10,214,286 shares issued and
      outstanding, actual and as adjusted..................     102       102
     Class B Common Stock, $0.01 par value; 40,000,000
      shares authorized; none issued or outstanding,
      actual; and 2,000,000 shares issued and outstanding,
      as adjusted..........................................                20
     Additional paid-in capital............................  22,598    47,828
     Retained earnings.....................................   3,721     3,721
                                                            -------   -------
       Total shareholders' equity..........................  26,421    51,671
                                                            -------   -------
       Total capitalization................................ $32,786   $58,036
                                                            =======   =======

                                    DILUTION

  The net tangible book value of the Company at June 30, 1997 was $18,343,000, or $1.80 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding. Without taking into account any changes in the net tangible book value of the Company, other than to give effect to the sale of the shares of Class B Common Stock offered hereby (assuming an initial public offering price of $14.00 per share) and the receipt of the net proceeds therefrom, the adjusted net tangible book value of the Company at June 30, 1997 would have been $43,593,000, or $3.57 per share of Common Stock. This represents an immediate dilution in net tangible book value of $10.43 per share to new investors purchasing shares in this offering and an immediate increase in net tangible book value of $1.77 per share to BWI. The following table illustrates this per share dilution.

   Assumed initial public offering price per share.................       $14.00
     Net tangible book value per share at June 30, 1997............ $1.80
     Increase per share attributable to new investors (1)..........  1.77
                                                                    -----
   Net tangible book value after the offering......................         3.57
                                                                          ------
   Dilution per share to new investors (2)(3)......................       $10.43
                                                                          ======

--------
(1) After deduction of underwriting discounts and commissions and estimated offering expenses to be paid by the Company.
(2) Determined by subtracting the adjusted net tangible book value per share after the offering from the amount of cash paid by a new investor for one share of Class B Common Stock.
(3) The foregoing information does not give effect to the issuance of an aggregate of 1,575,000 shares of Class B Common Stock reserved for issuance as follows: (i) 300,000 shares reserved for issuance upon the exercise of the Underwriters' over-allotment option; (ii) 25,000 shares reserved for issuance under the Company's Outside Directors Stock Option Plan; and (iii) 1,250,000 shares reserved for issuance under the Company's 1997 Stock Option and Incentive Plan. See "Management--Compensation of Directors," "Executive Compensation--1997 Stock Option and Incentive Plan" and "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the ten months ended December 31, 1993 and for the years ended December 31, 1994, 1995 and 1996 have been derived from the audited consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants. The financial data as of and for the six-month periods ended June 30, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position and consolidated results of operations of the Company. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The financial data for the two months ended February 28, 1993 were derived from the unaudited financial statements of Charise Charles, Ltd., Inc. (the "Predecessor Company"). The financial data for the year ended December 31, 1992 were derived from the audited financial statements of the Predecessor Company, which were audited by independent accountants to the Predecessor Company. Effective February 28, 1993, BWI acquired substantially all of the assets of the Predecessor Company. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                           TWO          TEN
                              YEAR        MONTHS       MONTHS                               SIX MONTHS ENDED
                             ENDED        ENDED        ENDED      YEAR ENDED DECEMBER 31,       JUNE 30,
                          DECEMBER 31, FEBRUARY 28, DECEMBER 31, -------------------------- -----------------
                              1992         1993         1993       1994     1995     1996     1996     1997
                          ------------ ------------ ------------ -------- -------- -------- -------- --------
                                                            (IN THOUSANDS)
STATEMENT OF EARNINGS
 DATA: (1)
 Net sales..............    $75,804      $11,728      $67,823    $107,449 $123,990 $158,247 $65,348  $108,597
 Cost of products sold..     71,020       10,911       63,161     100,254  111,448  141,074  57,947    97,449
 Gross profit...........      4,784          817        4,662       7,195   12,542   17,173   7,401    11,148
 Selling, general and
  administrative
  expense...............      3,079          508        2,498       4,394    7,836    8,443   4,009     4,960
 Depreciation and
  amortization..........         87           14          333         512      998    1,009     500       656
 Earnings from
  operations............      1,618          295        1,831       2,289    3,708    7,721   2,892     5,532
 Interest expense, net..        152           60          (21)        200      511      437     170       498
 Earnings before income
  taxes.................      1,466          235        1,852       2,089    3,197    7,284   2,722     5,034
 Provision for income
  taxes.................         11            3          741         835    1,311    2,915   1,089     2,013
 Net earnings (2).......      1,455          232        1,111       1,254    1,886    4,369   1,633     3,021
                                                                 DECEMBER 31,
                          DECEMBER 31, FEBRUARY 28, ---------------------------------------           JUNE 30,
                              1992         1993         1993       1994     1995     1996               1997
                          ------------ ------------ ------------ -------- -------- --------           --------
BALANCE SHEET DATA: (1)
 Working capital........    $ 3,736      $ 3,744      $11,599    $ 12,955 $ 16,000 $ 20,792            $24,022
 Total assets...........     18,199       11,897       26,705      36,849   41,584   57,220             68,118
 Long-term debt.........                                              113      751      560              6,365
 Total liabilities......     14,144        7,822        8,853      16,610   16,553   27,820             41,697
 Shareholders' equity...      4,055        4,075       17,852      20,239   25,031   29,400             26,421

--------
(1) During the periods presented, the Company made two acquisitions. See "The Company--Acquisition History." These acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired entities are included in the Company's financial statements from their respective dates of acquisition. As a result, period-to-period comparisons of financial position and results of operations are not necessarily meaningful.
(2) Historical earnings per share data are not meaningful as the Company's historical capital structure is not comparable to periods subsequent to this offering.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma consolidated financial data have been prepared to reflect adjustments to the Company's historical financial position and results of operations to give effect to certain transactions, as if such transactions had been consummated at earlier dates, as described herein.

  The unaudited pro forma consolidated balance sheet reflects the issuance and use of the proceeds from this offering of Class B Common Stock as if it had occurred on June 30, 1997. The unaudited pro forma consolidated statements of earnings adjust the historical statements of earnings to reflect the impact of certain items as if they had occurred on January 1, 1996, including an adjustment to reflect certain estimated costs necessary to present the Company as a stand-alone entity, to reflect a reduction in interest expense based upon the expected use of proceeds to repay certain indebtedness, and to reflect additional interest expense on the $6.0 million note payable on the dividend declared March 31, 1997.

  The unaudited pro forma consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. The pro forma consolidated financial data are not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor are they indicative of the Company's future results.

                        PRIORITY HEALTHCARE CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           YEAR ENDED DECEMBER 31, 1996        SIX MONTHS ENDED JUNE 30, 1997
                          --------------------------------     --------------------------------
                           ACTUAL  ADJUSTMENTS  PRO FORMA       ACTUAL  ADJUSTMENTS  PRO FORMA
                          -------- -----------  ----------     -------- -----------  ----------
Net sales...............  $158,247              $  158,247     $108,597              $  108,597
Cost of products sold...   141,074                 141,074       97,449                  97,449
                          --------    -----     ----------     --------    ----      ----------
Gross profit............    17,173                  17,173       11,148                  11,148
                          --------    -----     ----------     --------    ----      ----------
Selling, general and
 administrative expense.     8,443      480 (1)      8,923        4,960     240 (1)       5,200
Depreciation and
 amortization...........     1,009                   1,009          656                     656
                          --------    -----     ----------     --------    ----      ----------
Earnings from
 operations.............     7,721     (480)         7,241        5,532    (240)          5,292
Interest expense, net...       437     (408)(2)                     498    (370)(2)
                                        435 (3)        464                  109 (3)         237
                          --------    -----     ----------     --------    ----      ----------
Earnings before income
 taxes..................     7,284     (507)         6,777        5,034      21           5,055
Provision for income
 taxes..................     2,915     (203)(4)      2,712        2,013       8 (4)       2,021
                          --------    -----     ----------     --------    ----      ----------
Net earnings............  $  4,369    $(304)    $    4,065     $  3,021    $ 13      $    3,034
                          ========    =====     ==========     ========    ====      ==========
Pro forma earnings per
 share..................                        $     0.38 (5)                       $     0.27 (5)
                                                ==========                           ==========
Pro forma weighted
 average shares
 outstanding............                        10,740,465                           11,152,346
                                                ==========                           ==========


  (See accompanying notes to unaudited pro forma consolidated financial data)

                        PRIORITY HEALTHCARE CORPORATION

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                             ACTUAL  ADJUSTMENTS    PRO FORMA
                             ------- -----------    ---------
ASSETS:
Current assets:
  Cash...................... $   185  $ 11,465 (6)   $11,650
  Accounts receivable, less
   allowance
   for doubtful accounts....  40,178                  40,178
  Finished goods inventory..  18,174                  18,174
  Deferred income taxes.....     470                     470
  Other current assets......     194                     194
                             -------  --------       -------
                              59,201    11,465        70,666
                             -------  --------       -------
  Fixed assets, at cost.....   2,424                   2,424
  Less: accumulated
   depreciation.............   1,115                   1,115
                             -------  --------       -------
                               1,309                   1,309
                             -------  --------       -------
  Intangibles, net..........   7,608                   7,608
                             -------  --------       -------
    Total assets............ $68,118  $ 11,465       $79,583
                             =======  ========       =======
LIABILITIES AND
SHAREHOLDERS' EQUITY:
Current liabilities:
  Payable to parent......... $13,785  $(13,785)(6)
  Accounts payable..........  19,809                  19,809
  Other current liabilities.   1,585                   1,585
                             -------  --------       -------
                              35,179   (13,785)       21,394
                             -------  --------       -------
Long-term obligations.......     365                     365
                             -------  --------       -------
Deferred income taxes.......     153                     153
                             -------  --------       -------
Note payable to parent......   6,000                   6,000
                             -------  --------       -------
Shareholders' equity:
  Class A Common Stock......     102                     102
  Class B Common Stock......                20 (6)        20
  Additional paid in
   capital..................  22,598    25,230 (6)    47,828
  Retained earnings.........   3,721                   3,721
                             -------  --------       -------
    Total shareholders'
     equity................. $26,421  $ 25,250       $51,671
                             -------  --------       -------
Commitments and
 contingencies
                             -------  --------       -------
    Total liabilities and
     shareholders' equity... $68,118  $ 11,465       $79,583
                             =======  ========       =======

  (See accompanying notes to unaudited pro forma consolidated financial data)

                        PRIORITY HEALTHCARE CORPORATION

           NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(1) The Company has operated as a wholly owned subsidiary of BWI and as a result has not incurred all costs necessary to operate on a stand-alone basis. The pro forma consolidated financial data have been adjusted to include certain additional costs required to present the Company as if it had operated on a stand-alone basis, and include incremental legal, audit, risk management and administrative costs.
(2) The Company intends to use a portion of the proceeds to liquidate the payable to BWI. The pro forma consolidated financial data have been adjusted to eliminate the interest expense associated with this indebtedness.
(3) Adjustment reflects additional interest expense on the $6.0 million note payable on the dividend declared March 31, 1997, as if the note was outstanding January 1, 1996. Interest is calculated based on the 7.25% face rate of the note payable.
(4) The effective rate derived from the income tax expense for the Company's historical statements of earnings for 1996 and the six months ended June 30, 1997 was applied to the pro forma adjustments to determine income tax expense or benefit associated with those adjustments.
(5) Pro forma earnings per share was calculated assuming that all of the shares of the Class A Common Stock and the number of shares of Class B Common Stock required to be issued (i) to liquidate the average interest bearing payable to BWI and (ii) to replace the amount in capital by which the dividend declared to BWI exceeded the most recent twelve-month earnings were outstanding as of January 1, 1996. The number of shares required to be issued to liquidate the payable to BWI was calculated by dividing the average balance of the interest bearing payable to BWI by the estimated net proceeds per share of this offering. The number of shares required to be included as a result of the dividend was calculated by dividing the amount by which the dividend exceeded cumulative net income for the twelve-month period ended June 30, 1997 by the estimated net proceeds per share of this offering. For purposes of these calculations, the net proceeds per share is estimated to be $12.625.
(6) Represents the net cash proceeds to the Company from the sale of the Class B Common Stock offered hereby (assuming an initial public offering price of $14.00 per share) after deducting underwriting discounts and commissions and estimated offering expenses and application of proceeds as described under "Use of Proceeds" as follows:

      Proceeds from sale...........................................  $28,000,000
      Underwriting discounts and commissions and estimated offering
       expenses....................................................    2,750,000
                                                                     -----------
                                                                      25,250,000
      Repayment of payable to BWI..................................   13,785,000
                                                                     -----------
      Net cash proceeds............................................  $11,465,000
                                                                     ===========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This discussion should be read in conjunction with the Company's Consolidated Financial Statements and related notes contained elsewhere in this Prospectus.

INTRODUCTION

  The Company was formed in June 1994 to succeed to the business operations of companies previously acquired by BWI, as described below. Since its formation, the Company has operated as a wholly owned subsidiary of BWI, and has procured a number of services from, and engaged in a number of financial and other transactions with, BWI. Following this offering, the Company will continue to be controlled by BWI, but will operate on a stand-alone basis. Accordingly, the Company expects that after this offering it will incur incremental recurring legal, audit, risk management and administrative costs related to operating as a stand-alone entity that it did not experience as a wholly owned subsidiary of BWI. See "Unaudited Pro Forma Consolidated Financial Data." The financial information included in this Prospectus is not necessarily indicative of the Company's future results of operations, financial position and cash flows.

  The Company provides specialty pharmaceuticals and related medical supplies as well as disease treatment services to the office-based physician, outpatient renal dialysis and homecare markets. The Company's operations are derived from the acquisition by BWI of substantially all of the assets of Charise Charles, a specialty wholesale distributor of oncology and renal care biopharmaceuticals, in February 1993 and of PRN, a specialty wholesale distributor of renal care supplies and dialysis equipment, in October 1993. The Company subsequently acquired 3C, a specialty distributor of acute dialysis products, in October 1994, the IV One Companies, three related companies that provided specialty pharmacy and related healthcare services, in January 1995, and Grove Way Pharmacy, a vaccine and injectable drug distributor, in August 1997. These acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies are included in the Company's financial statements from their respective dates of acquisition. As a result, period-to-period comparisons of financial position and results of operations are not necessarily meaningful.

  The operations of Charise Charles, PRN, 3C and the recently acquired Grove Way Pharmacy are now included in the Company's Priority Distribution division, and the IV One Companies comprise the Priority Pharmacy division. During 1995 and 1996 and the six months ended June 30, 1996 and 1997, Priority Distribution represented 93%, 92%, 92% and 93% of net sales, respectively, and Priority Pharmacy represented the balance. Historically, Priority Pharmacy has generated substantially higher margins than Priority Distribution and has contributed a significant portion of the Company's earnings.

  Upon completion of this offering, the Company will grant a consultant of the Company a 10-year option to purchase 50,000 shares of the Company's Class B Common Stock at the initial public offering price. The grant of this option will result in a one-time compensation expense of approximately $350,000 in the period the offering closes. See "Executive Compensation--Consulting Agreement."

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

  Net Sales. Net sales increased to $108.6 million in the first six months of 1997 from $65.3 million in the first six months of 1996, an increase of 66%. This increase was generated from internal growth that included a 54% increase in sales by Priority Pharmacy and a 67% increase in sales by Priority Distribution. The growth reflected primarily the addition of new customers, new product introductions, additional sales to existing customers and, to a lesser extent, inflationary price increases.

  Gross Margin. Gross margin increased to $11.1 million in the first six months of 1997 from $7.4 million in the first six months of 1996, an increase of 51%. The increase in gross margin reflected increased sales by both Priority Distribution and Priority Pharmacy. Gross margin as a percentage of net sales decreased in the first six months of 1997 to 10.3% from 11.3% in the first six months of 1996. This decrease was primarily attributable to the change in sales mix resulting from the significant increase in sales by Priority Distribution which generated lower gross margins than those of Priority Pharmacy. Competition continues to exert pressure on margins, particularly those of Priority Distribution.

  Selling, General and Administrative Expenses. Selling, general and administrative ("SGA") expenses increased to $5.0 million in the first six months of 1997 from $4.0 million in the first six months of 1996, an increase of 24%. However, SGA expense as a percentage of net sales decreased to 4.6% in the first six months of 1997 from 6.1% in the first six months of 1996. The increase in SGA expense resulted from normal inflationary increases and costs associated with the hiring of additional management and other costs, such as labor, warehouse and delivery expenses, which are variable with the level of sales volume. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management. The decrease in SGA expense as a percentage of net sales resulted from the revenue growth in excess of the fixed portion of SGA expense.

  Depreciation and Amortization. Depreciation and amortization increased to $656,000 in the first six months of 1997 from $500,000 in the first six months of 1996, an increase of 31%. The increase was primarily the result of depreciation of new equipment, particularly in management information systems.

  Interest Expense. Interest expense increased to $504,000 in the first six months of 1997 from $182,000 in the first six months of 1996. This expense is primarily related to financing provided to the Company by BWI. The first six months of 1997 also includes $109,000 of interest due on the Dividend Note issued to BWI on March 31, 1997. The interest expense on the intercompany borrowings was calculated by applying the BWI average incremental borrowing rate to the average outstanding borrowings. During the first six months of 1997 and 1996, the average outstanding balances were $11.6 million and $4.9 million, respectively, and the average incremental borrowing rate charged was 6.4% in both periods.

  Income Taxes. The Company participates in the consolidated federal and state income tax returns filed by BWI. BWI charges federal and state income tax expense to the Company as if the Company filed its own separate federal and state income tax returns. During the first six months of 1997 and 1996, the provision for income taxes represented 40.0% of earnings before taxes in both periods.

 1996 Compared to 1995

  Net Sales. Net sales increased to $158.2 million in 1996 from $124.0 million in 1995, a 28% increase. All of the increase was generated from internal growth, including a 56% increase in sales by Priority Pharmacy and a 26% increase in sales by Priority Distribution. The internal growth reflected primarily the addition of new customers, new product introductions, additional sales to existing customers and, to a lesser extent, price increases.

  Gross Margin. Gross margin increased to $17.2 million in 1996 from $12.5 million in 1995, an increase of 37%. The increase in gross margin reflected increased sales by both Priority Distribution and Priority Pharmacy. Gross margin as a percentage of net sales had a slight increase in 1996 to 10.9% from 10.1% in 1995. Margins were enhanced by the increase in the sales mix of the higher margin sales of Priority Pharmacy. Competition continually exerted pressure on margins.

  Selling, General and Administrative Expenses. SGA expenses increased to $8.4 million in 1996 from $7.8 million in 1995, an increase of 8%. SGA expense as a percentage of net sales decreased from 6.3% in 1995 to 5.3% in 1996. The increase in SGA expense resulted from normal inflationary increases, costs associated with the hiring of additional management and other costs, such as labor, warehouse and delivery expenses, which are variable with the level of sales volume. The decrease in SGA expense as a percentage of net sales resulted from the revenue growth, principally at Priority Distribution, in excess of the fixed portion of SGA expense.

  Depreciation and Amortization. Depreciation and amortization remained relatively constant in 1996 and 1995.

  Interest Expense. Interest expense decreased to $457,000 in 1996 from $526,000 in 1995, a decrease of 13%. Interest expense primarily relates to financing provided to the Company by BWI. The interest expense on these intercompany borrowings was calculated by applying the BWI average incremental borrowing rate to the average outstanding borrowings. During 1996 and 1995, the average outstanding balances were $6.4 million and $6.4 million and the average incremental borrowing rates charged were 6.4% and 7.1%, respectively.

  Income Taxes. The Company participates in the consolidated federal and state income tax returns filed by BWI. BWI charges federal and state income tax expense to the Company as if the Company filed its own separate federal and state income tax returns. The provision for income taxes in 1996 represented 40.0% of earnings before taxes as compared to 41.0% for 1995.

 1995 Compared to 1994

  Net Sales. Net sales increased to $124.0 million in 1995 from $107.4 million in 1994, an increase of 15%. The increase resulted from internal growth of 7%, with the remaining 8% attributable to the acquisitions of 3C and the IV One Companies. The internal growth reflected primarily the addition of new customers, new product introductions, additional sales to existing customers and, to a lesser extent, price increases.

  Gross Margin. Gross margin increased to $12.5 million in 1995 from $7.2 million, an increase of 74%. The primary reason for the increase was the addition of the higher margin business associated with the acquisition of the IV One Companies and the increase in sales. Gross margin as a percentage of net sales increased to 10.1% in 1995 from 6.7% in 1994. Margins were enhanced by the increase in the sales mix of the higher margin sales of the IV One Companies. Competition continually exerted pressure on margins.

  Selling, General and Administrative Expenses. SGA expenses increased to $7.8 million in 1995 from $4.4 million in 1994, an increase of 78%. SGA expense as a percentage of net sales increased from 4.1% in 1994 to 6.3% in 1995. The amount of the increase in actual SGA expense associated with the acquisition of the IV One Companies was approximately $2.8 million. The remainder of the increase resulted from normal inflationary increases, costs associated with the hiring of additional management and other costs, such as labor, warehouse and delivery expenses, which are variable with the level of sales volume.

  Depreciation and Amortization. Depreciation and amortization increased to $998,000 in 1995 from $512,000 in 1994, an increase of 95%. These increases were primarily the result of the amortization of intangible assets related to acquired entities and the depreciation of new equipment, particularly in management information systems.

  Interest Expense. Interest expense increased to $526,000 in 1995 from $218,000 in 1994, an increase of 141%. Interest expense primarily relates to financing provided to the Company by BWI. The interest expense on these intercompany borrowings was calculated by applying the BWI average incremental borrowing rate to the average outstanding borrowings. During 1995 and 1994, the average outstanding balances were $6.4 million and $3.6 million, and the average incremental borrowing rates charged were 7.1% and 5.9%, respectively.

  Income Taxes. The Company participates in the consolidated federal and state income tax returns filed by BWI. BWI charges federal and state income tax expense to the Company as if the Company filed its own separate federal and state income tax returns. The provision for income taxes in 1995 represented 41.0% of earnings before taxes as compared to 40.0% for 1994.

LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1997, the Company had cash and working capital of $185,000 and $24.0 million, respectively. The Company's principal capital requirements have been to fund working capital needs to support internal growth, for acquisitions and for capital expenditures. The Company's principal working capital needs are for inventory and accounts receivable. The Company sells inventory to its customers on various payment terms. This requires significant working capital to finance inventory purchases and entails accounts receivable exposure in the event any of its major customers encounter financial difficulties. Although the Company monitors closely the creditworthiness of its major customers, there can be no assurance that the Company will not incur some collection loss on major customer accounts receivable in the future.

  The Company's operations required $5.5 million in cash for the six months ended June 30, 1997. The use of funds was primarily the result of an increase in accounts receivable and inventory. An increase in accounts payable partially reduced the requirement for funds for accounts receivable and inventory. The increase in merchandise inventory is due to the procurement of inventory for the increased customer base and to maximize purchasing opportunities. Management continues to control inventory levels to minimize carrying costs and maximize purchasing opportunities. The increase in accounts receivable resulted from the increase in sales and an extension in credit terms to meet competition. The increase in accounts payable was attributed to the timing of payment terms and the buildup of inventory balances. The Company anticipates that its operations will continue to require cash to fund its growth.

  Capital expenditures during the first six months of 1997 totalled $285,000. The Company expects that capital expenditures during the last six months of 1997 will be $400,000 and during 1998 will be $550,000.

  Historically, the Company has financed its operations through capital contributions and advances from BWI. In connection with this offering, BWI will make available to the Company a $30.0 million line of credit, which the Company may utilize for working capital purposes and possible acquisitions. See "Relationship With BWI--Relationship and Transactions Following the Offering."

  Management believes that the net proceeds of this offering, together with cash from operations and borrowings from BWI, will be sufficient to meet the Company's working capital needs for at least two years.

INFLATION

  The Company's financial statements are prepared on the basis of historical costs and are not intended to reflect changes in the relative purchasing power of the dollar. Because of its ability to take advantage of forward purchasing opportunities, the Company believes that its gross profits generally increase as a result of manufacturers' price increases in the products it distributes. Gross profits may decline if the rate of price increases by manufacturers declines.

  Generally, price increases are passed through to customers as they are received by the Company and therefore they reduce the negative effect of inflation. Other non-inventory cost increases, such as payroll, supplies and services, have been partially offset during the past three years by increased volume and productivity.

                                   BUSINESS

GENERAL

  The Company is a national distributor of specialty pharmaceuticals and related medical supplies to the alternate site healthcare market and is a provider of patient-specific, self-injectable biopharmaceuticals and disease treatment programs to individuals with chronic diseases. Through Priority Distribution, the Company sells over 3,500 SKUs of specialty pharmaceuticals and medical supplies to outpatient renal care centers and office-based physicians in the oncology and infectious disease markets. With the recent acquisition of Grove Way Pharmacy, Priority Distribution has entered the vaccine market. Priority Distribution offers value-added services to meet the specific needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures, offering automated order entry services and offering customized distribution for group accounts. From distribution centers in Altamonte Springs, Florida and Santa Ana, California, Priority Distribution services over 2,000 customers in all 50 states and Puerto Rico, including approximately 550 office-based oncologists and 800 renal dialysis clinics.

  Through Priority Pharmacy, the Company fills individual patient prescriptions for self-injectable biopharmaceuticals for over 1,400 patients. These patient-specific prescriptions are filled at two licensed pharmacies in Altamonte Springs, Florida, where the Company reconstitutes in syringes the components of the biopharmaceuticals, according to manufacturer's instructions, and ships these products directly to the patient overnight in specialized packages. Priority Pharmacy also provides disease treatment programs for hepatitis, melanoma, cancer, human growth deficiency and the complications of HIV. Management believes that it is the only provider that offers this range of services on a nationwide basis.

INDUSTRY AND MARKET OVERVIEW

  Priority sells the majority of its products and services into two large and growing markets--oncology and chronic renal dialysis. The Company also operates in certain segments of the infectious disease market and, with the recent acquisition of Grove Way Pharmacy, has entered the vaccine market. The common characteristics of these markets is that most products are administered in an alternate site setting by physicians or the patients themselves and require specialized shipping and support services.

  Industry Overview. The alternate site supply market is fragmented with many public and private companies focusing on different product or customer niches. Few companies offer a wide range of pharmaceuticals and related supplies targeted to multiple customer groups, specifically renal dialysis clinics and office-based physicians. Historically, cancer therapy, renal dialysis and most other treatments for chronic and life-threatening medical conditions were administered almost exclusively in a hospital inpatient setting. During the 1990s, the frequency with which these treatments have been administered outside the hospital has increased dramatically in response to cost containment efforts and the introduction of new biopharmaceutical products, such as interferon, erythropoietin ("EPO") and cancer drugs.

  The service needs of office-based physicians and clinics differ markedly from those of the hospital market, creating logistical challenges and increasing administrative costs for those offices. Office-based physicians and clinics generally order relatively small quantities of drugs at irregular intervals and do not have inventory management systems or sufficient pharmacy staffing. Challenges facing these caregivers include providing necessary administrative and financial resources, managing relationships with multiple suppliers, managing inventories, billing patients and third-party payors, and monitoring new clinical developments. The Company believes that the shift from hospital-based to office-based or home-based care delivery has created a significant opportunity, particularly in the oncology, renal dialysis, vaccine and homecare markets.

  Oncology. According to the American Cancer Society, in 1996 approximately
1.3 million new cases of cancer were diagnosed and approximately 550,000 deaths were attributed to cancer in the United States. The principal treatments for cancer are surgery and a regimen of pharmaceutical treatments. Surgery typically involves hospitalization, but radiation and chemotherapy are increasingly being delivered in alternate site settings such as the physician office and the home.

  The National Cancer Institute estimates that direct medical costs for the treatment of cancer in the United States totaled $35 billion in 1996. Frost & Sullivan estimated the U.S. market for oncology pharmaceuticals to be $4.1 billion in 1996 and projected it to grow at a compound annual rate of 13.2% from 1996 through 2003. The Company believes that the office-based segment of the cancer pharmaceutical market represents approximately 25% of such market and has been growing faster than the cancer pharmaceutical market. Growth in the cancer pharmaceutical market is expected to be driven by the continued introduction of new pharmaceuticals and increases in the incidence of cancer. Over 200 drugs for cancer and cancer-related conditions are currently in development and in 1996, 30 diagnostic or therapeutic biopharmaceuticals (including biopharmaceuticals other than cancer biopharmaceuticals) received FDA approval for marketing in the United States as compared to the previous record number of eight in 1995. In addition, the overall incidence of cancer is expected to increase as the average age of the U.S. population continues to increase. According to the National Cancer Institute, over 50% of all cancers are diagnosed in people age 65 or over.

  Renal Dialysis. End stage renal disease ("ESRD") is characterized by the irreversible loss of kidney function and requires kidney transplantation or routine dialysis treatment (either periodialysis or hemodialysis), which involves removing waste products and excess fluids from the blood. According to the federal Health Care Financing Administration ("HCFA"), over 80% of dialysis patients received hemodialysis in outpatient treatment centers. Hemodialysis typically utilizes various specialty pharmaceuticals and related medical supplies as part of the treatment. Hemodialysis treatments usually last three hours and are performed three times a week at over 3,000 outpatient facilities in the United States. According to the HCFA, the number of patients in the United States that received renal dialysis treatments grew from approximately 157,000 in 1992 to approximately 200,000 at the end of 1995, at a compound annual growth rate of approximately 8%. The medication most frequently prescribed to hemodialysis patients is EPO, which stimulates the production of red blood cells, as well as Calcijex (calcium), INFeD (iron), hepatitis vaccine and other nutrient compounds. The Company estimates that in 1996 the United States market for EPO alone exceeded $1 billion. Growth in this market is driven by the general aging of the population, favorable reimbursement trends and proposed regulatory changes, expansion of ancillary services, and increased managed care contracts.

  Vaccine Market. The worldwide vaccine market currently exceeds $3 billion annually, and is expected to grow to $7 billion by 2001, according to SmithKline Beecham, one of the leading vaccine manufacturers. The Company estimates that pediatric vaccines represent 40% of the world market, and hepatitis vaccines represent over 20% of the world market.

  The Omnibus Budget Reconciliation Act of 1993 created the Vaccines for Children ("VFC") program, which was implemented on October 1, 1994. The VFC program provides vaccines at no cost for children up to 18 years of age who are Medicaid enrolled, have no health insurance or are native American Indian or Alaskan. In addition, children who have health insurance that does not cover immunizations are eligible if they receive vaccines at a Federally Qualified Health Center or a Rural Health Clinic. Since most states have already established contracts for VFC distribution, the Company intends to focus its efforts initially on the estimated 40% of pediatric vaccines administered by private practice physicians and on the adult vaccine market, particularly hepatitis vaccines.

  Growth in the vaccine market is expected to be driven by the growth of combination pediatric vaccines, travelers' vaccines, vaccines for adolescent protection, vaccines for the elderly and vaccines to treat chronic infectious disease and cancer.

  Infectious Disease. Priority operates in the infectious disease market, principally through the sale of interferon for the treatment of hepatitis C. The National Institute of Health estimates that nearly four million Americans are infected with hepatitis C and that approximately 30,000 new acute hepatitis C infections occur each year. The incidence of hepatitis C infection appears to be declining from its peak in 1989. However, because only 25% to 30% of new hepatitis C infections are currently diagnosed, the Company believes the treated portion of this population is likely to increase as awareness of hepatitis disease management programs increases. Hepatitis C is responsible for 8,000 to 10,000 deaths annually and is currently the leading reason for liver transplantation in the United States.

BUSINESS STRENGTHS

  Priority believes the following represent the Company's business strengths and have been the principal factors in the Company's business success to date.

  Knowledgeable Sales, Marketing and Support Staff. The Company has a well-trained, knowledgeable telemarketing and sales support staff of 32 full-time associates, with over five years of experience on average. The Company's sales support staff and telemarketers are most experienced in the areas of renal care and oncology. Priority holds frequent meetings and training sessions with its suppliers to enable the sales and support staff to be well-informed about current and new biopharmaceuticals. The sales and support staff provides not only superior and knowledgeable customer service, but also promotes the sale of new products.

  Clinical Expertise. The Company provides disease treatment programs to patients and physicians through its highly trained clinical staff of patient care coordinators, pharmacists and nurses. These personnel are available for ongoing consultation with the patient and the dispensing physician regarding the patient's therapy and progress seven days a week, 24 hours a day. In order to serve the specific needs of its customers, Priority operates two licensed pharmacies, one of which has been accredited with commendation by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO").

  Broad Product Offerings to Targeted Markets. Priority sells over 3,500 SKUs of pharmaceuticals and medical supplies which enable the Company to provide "one-stop shopping" to its customers. Priority targets its selling efforts of this broad range of products and services to customers in alternate site settings, such as office-based physicians and renal dialysis clinics. The Company continually evaluates new products that it can add to its offerings to continue to meet the needs of these specialized markets.

  Commitment to Customer Service. The Company is committed to providing superior customer service that includes shipping products ordered before 6 p.m. for delivery the next day and filling 99% of its orders within one day of being ordered. Priority's software enables its salespeople to quickly determine product availability, pricing, customer order history and billing information. In addition, Priority Pharmacy provides patient education, counseling and follow-up with 24-hour on-call nurses to assist its patients in better understanding and complying with their treatments.

  Efficient Infrastructure. In the last two years, Priority has focused considerable time and expense on building an infrastructure, including computer systems and training, that would enable the Company to operate efficiently and manage rapid growth. Management also focuses on tightly controlling expenses and is constantly re-evaluating the efficiency of its operations, including purchasing and distribution.

GROWTH STRATEGY

  The Company's objective is to continue to grow rapidly and enhance its market position as a leading specialty distributor by capitalizing on its business strengths and pursuing the following strategy.

  Continue to focus on and further penetrate the alternate site market. By focusing on the alternate site market, the Company has targeted growth segments of the health care industry. The Company intends to increase its alternate site market presence by expanding its product and service offerings, increasing its sales and marketing personnel and focusing on group accounts.

  Enter new markets by distributing new product categories and patient-specific biopharmaceuticals. The Company plans to selectively enter new markets through new program offerings, such as its disease treatment programs for melanoma and human growth hormone. In addition, by targeting chronic disease therapies that require patient-specific, self-injectable biopharmaceuticals, the Company continues to expand its markets.

  Accelerate growth of its higher margin, patient-specific pharmacy business by leveraging relationships with existing distribution customers. The Company has over 2,000 customers, including physicians focusing on renal care, oncology, infectious disease and human growth hormone deficiency. The Company believes that a number of physicians that order supplies from the Company also treat patients who require patient-specific, self-injectable biopharmaceuticals. The Company's information database identifies these cross-selling opportunities, and Priority believes it is well-positioned to capture incremental revenue from these customers.

  Maintain intense cost control while investing in infrastructure. The Company's goal is to remain a low cost provider of specialty distribution products yet increase the value-added services it provides to customers such as 24-hour on-call nurse support, patient counseling, specialized shipping and software to its larger customers. The Company's selling, general and administrative expense was only 5.3% of revenues in 1996 even as the Company continued to invest in its infrastructure.

  Pursue acquisitions to complement existing product offerings or further penetrate markets. The Company believes that the highly fragmented specialty distribution industry affords it an opportunity to grow through selective acquisitions. By acquiring complementary businesses, the Company can increase its customer base, expand its product and geographic scope and leverage its existing infrastructure. For example, the recent acquisition of Grove Way Pharmacy will enable the Company to target the distribution of vaccines into the alternate site market.

PRODUCTS AND SERVICES

  Priority Distribution. Priority Distribution provides a broad range of services and supplies to meet the needs of the alternate site market, including the outpatient renal care market, office-based oncology market and other physician office specialty markets such as infectious disease. Priority Distribution offers value-added services to meet the specialized needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures, offering automated order entry services, providing superior service and offering customized distribution for group accounts. Priority Distribution distributes its products from distribution centers in Altamonte Springs, Florida and Santa Ana, California. Priority Distribution also expects to begin shipping medical supplies from a distribution center in Grove City, Ohio later this year. The Company sells over 3,500 SKUs of pharmaceuticals such as EPO, Calcijex and INFeD and related medical supplies such as dialyzers, blood tubing, fistula needles, IV sets, transducers, tape and sponges. Priority Distribution services over 2,000 customers located in all 50 states and Puerto Rico, including approximately 550 office-based oncologists and 800 renal dialysis clinics.

  Priority believes its knowledgeable salesforce provides a competitive advantage when selling into the alternate site market. Since a majority of customer orders are placed by telephone, the Company offers its customers a toll-free telephone number and fax line and is beginning to use electronic data interchange ("EDI") ordering capability to accept electronically transmitted orders. Orders typically are received by the Company's telemarketing sales and service personnel who use PC-based computer systems to enter customer orders, and to access product information, product availability, pricing, promotions and the customer's buying or referral history. As part of the Company's commitment to superior customer service, the Company offers its customers ease of order placement. Once an order is received, it is electronically sent to the appropriate distribution center where it is filled and shipped. The Company estimates that approximately 98% of all items are shipped without back ordering, and that 99% of all orders received before 6 p.m. are shipped on the same day that the order is received. See "--Sales and Marketing."

  Priority Distribution recently licensed comprehensive catalog ordering and inventory management software from a national software company. The license allows Priority Distribution to use the software in the Company's facilities and to place the software in customer offices. Priority has already placed this software on the systems of almost one dozen customers. This software allows a customer to determine product availability and transmit orders via EDI directly to the Company's computers, which the Company believes should increase ordering efficiencies and accuracy. Management intends to customize the software to further enhance its value to its customers and its own operations. The Company believes that the installation of these information systems within customers' facilities should, over time, solidify Priority Distribution's long-term relationship with its customers.

  Priority Pharmacy. Priority Pharmacy provides patient-specific, self-injectable biopharmaceuticals and related disease treatment programs to individuals with chronic diseases. Through two licensed pharmacies in Altamonte Springs, Florida, Priority Pharmacy fills patient-specific prescriptions by reconstituting the biopharmaceuticals into syringes and shipping them via overnight delivery in special shipping containers to maintain appropriate temperatures. These services are provided in combination with the Company's disease treatment programs, through which the Company's pharmacy and nursing staff provide education, counseling and other services to patients. Management is not aware of any other provider that offers the same services as Priority Pharmacy on a nationwide basis.

  Priority Pharmacy currently provides disease treatment programs for various diseases, including hepatitis and cancer, with biopharmaceuticals that primarily consist of interferon, a synthetic biopharmaceutical used to treat hepatitis B and C, Octreotide, a synthetic hormone used to treat diarrhea associated with intestinal peptide tumors, and Epoetin Alfa, a synthetic biopharmaceutical used to treat anemia. Priority Pharmacy also recently began dispensing Filgrastin, Saragramostin and human growth hormone and continues to evaluate adding more products.

  The disease treatment programs provided by the Company offer a number of advantages to patients, physicians, third-party payors and drug manufacturers. The advantages include: (i) increasing patient compliance with the recommended therapy, thereby avoiding more costly future treatments; (ii) facilitating patient education required to prepare and administer the products; (iii) reducing the potential for patient errors in dosing or wastage of product;
(iv) decreasing patient or caregiver anxiety; (v) reducing the overall cost of delivery; and (vi) collecting better outcomes data.

  The Company's telemarketing efforts focus on marketing to physician offices where new patient referrals occur. Upon referral, patients are contacted via telephone by the Company's intake nurses who explain the program and provide education on self-injection techniques, side effects and potential drug interactions. Following the initial prescription delivery, patients are contacted by patient care coordinators who assess patient compliance and progress, inquire regarding any potential side effects, arrange the next scheduled prescription delivery, verify the shipping address, listen to patient concerns and direct questions to the Company's clinical staff. The Company's pharmacists and registered nurses are available for ongoing consultation with the patient and the dispensing physician regarding the patient's therapy and progress seven days a week, 24 hours a day.

  All parenteral, or injectable, prescriptions are prepared in sterile conditions under class 100 laminar flow hoods. Licensed pharmacists verify the prescription with the prescribing physician and recheck the prescription before shipping. In order to ensure the safe delivery of prescriptions to the patient, the Company telephones the patient several days before shipping to confirm that the patient or another person will be at home to receive the package immediately upon delivery. In addition, the Company requires the overnight delivery service to obtain a signed receipt before leaving the drugs at a residence.

  In order to respond to the specific needs of its customers, Priority Pharmacy maintains two licensed pharmacies. One pharmacy is accredited with commendation by JCAHO. The JCAHO pharmacy responds to the needs of customers and payors that require JCAHO-accredited services. The Company's IV-1, Inc. nursing program is also accredited with commendation by JCAHO. The Company's pharmacy and nursing programs maintain a planned and systematic Quality Assessment and Quality Improvement ("QAQI") Program, which provides a means for monitoring and evaluating the care and services provided to patients. Through the QAQI Program, the Company strives to promote continuous quality improvement. A multi-departmental QAQI Committee meets quarterly and is responsible for the collection and review of quality data, which it presents on a quarterly basis to the Company's Medical Advisory Board and on an annual basis to the Company's Chairman of the Board.

SALES AND MARKETING

  The Company employs approximately 32 full-time telemarketing and sales support staff personnel with an average of five years of experience. The Company strives to generate new customers and solidify existing customer relationships through frequent direct marketing contact that emphasizes the Company's broad product lines in specialty markets, competitive prices, responsive service and ease of order placement. The Company telemarkets to dialysis centers, oncology clinics and physician offices. The Company also has five key account managers who target larger customers. The Company also links the Priority Distribution and Priority Pharmacy databases to facilitate cross-selling efforts between the two divisions. The Company believes that there is a significant opportunity to provide its specialty pharmacy services to patients of physicians that currently order supplies from Priority Distribution.

  The Company's sales personnel service both in-bound and out-bound calls and are responsible for assisting customers in purchasing decisions, answering questions and placing orders. Sales personnel also initiate out-bound calls to market the Company's services to those customer accounts identified by the Company as being high volume accounts, high order frequency accounts or cross-selling opportunity accounts. The Company's sales personnel use PC-based computer systems to enter customer orders and to access information about products, product availability, pricing, promotions and customer buying and referral history. All telemarketing sales personnel work to establish long-term relationships with the Company's customers through regularly scheduled phone contact and personalized service.

  The Company's five key account managers work with selected large accounts to develop customized distribution programs. The key account managers are equipped with laptop computers and software to facilitate sales presentations, customer communications and proposals, and, through synchronization software, on-line changes with customer accounts.

  Training for sales personnel is provided on a regular basis through in-service meetings, seminars and field training and is supported by print and video materials. Initial and ongoing training focuses on industry and product information, selling skills, ethics and compliance requirements and computer software skills. The Company believes that its investment in training is critical to establishing its competitive position in the marketplace.

CUSTOMERS

  Priority Distribution serves over 2,000 customers located in all 50 states and Puerto Rico, including approximately 550 office-based oncologists and 800 renal dialysis clinics. Priority Pharmacy serves approximately 1,400 patients nationwide.

  During 1996, the Company's largest 20 customers accounted for approximately 30% of the Company's revenues and one customer, Everest Healthcare Services Corporation, accounted for 12% of the Company's revenues. Significant declines in the level of purchases by one or more of the Company's largest customers could have a material adverse effect on the Company's business and results of operations. As is customary in its industry, the Company generally does not have long-term contracts with its customers. Management believes that the retention rate for the Company's customers is very favorable. Although the Company has not to date experienced any failure to collect accounts receivable from its largest customers, an adverse change in the financial condition of any of these customers, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on the Company.

PURCHASING

  Management believes that effective purchasing is key to both profitability and maintaining market share. In 1994, 1995 and 1996, the Company's single largest supplier, Amgen, accounted for approximately 46%, 44% and 42%, respectively, of the Company's revenues. The Company's purchases from Amgen are currently guaranteed by BWI, and there can be no assurance that the Company, as a stand-alone entity, would be able to purchase products from Amgen on terms as favorable. The Company continually evaluates its purchase requirements and likely increases in manufacturer prices in order to obtain products at the most advantageous cost. It has negotiated several partnership relationships with manufacturers that offer favorable pricing, volume-based incentives and opportunities to reduce supply chain costs for both parties.

COMPETITION

  The alternate site specialty pharmaceutical and medical supply industry is highly competitive and is experiencing both horizontal and vertical consolidation. The industry is fragmented, with many public and private companies focusing on different product or customer niches. Some of the Company's current and potential competitors include regional and national full-line, full-service medical supply distributors; independent speciality distributors; national full-line, full-service wholesale drug distributors, such as Bergen Brunswig Corporation and Cardinal Health, Inc., that operate their own specialty distribution businesses; institutional pharmacies; hospital-based pharmacies; home healthcare agencies; mail order distributors that distribute medical supplies on a regional or national basis; and certain manufacturers, such as Bristol-Myers Squibb, that own distributors or that sell their products both to distributors and directly to users, including clinics and physician offices. Some of the Company's competitors have greater financial, technical, marketing and managerial resources than the Company. While competition is primarily price and service oriented, it can also be affected by depth of product line, technical support systems, specific patient requirements and reputation. There can be no assurance that competitive pressures will not have a material adverse effect on the Company.

GOVERNMENT REGULATION

  As a provider of healthcare services and products, the Company is subject to extensive regulation by federal, state and local government agencies.

  Licensing. The Company is required to register with the DEA, the FDA, and appropriate state agencies for various permits and/or licenses, and it also must comply with the operating and security standards of such agencies. The Company's Altamonte Springs and Santa Ana distribution centers are licensed to distribute pharmaceuticals in accordance with the Prescription Drug Marketing Act of 1987. The Altamonte Springs location is also licensed to distribute or dispense certain controlled substances in accordance with the requirements of the Controlled Substances Act of 1970. Similarly, the Company's pharmacy program and provider businesses are subject to licensing by the DEA as well as by the state boards of pharmacy, state health departments, and other state agencies where they operate. The Company also has one subsidiary that is licensed as a home health agency.

  On November 14, 1995, an investigator for the FDA, accompanied by an inspector from the State of Florida Board of Pharmacy, inspected the Company's pharmacy in Altamonte Springs, Florida. At the end of the inspection, the FDA investigator issued an FDA Form-483, which is the form used by FDA investigators to identify any observed or suspected noncompliance with the laws administered by the agency. The FDA Form-483 identified the facility as a pharmacy/repackager and listed three observations related to certain requirements that the FDA typically imposes on manufacturers of sterile products. The Company advised the FDA in December 1995 that the Company believes it is not, within the statutory or regulatory meaning of these terms, a repackager or a manufacturer. A second inspection of the same facility occurred on June 26, 1997, in which the FDA investigator was again accompanied by Florida pharmacy authorities. The FDA investigator issued a substantially identical FDA Form-483 at the end of that inspection. The Florida State Board of Pharmacy has not issued any deficiencies regarding the operations of the Altamonte Springs pharmacy.

  On March 16, 1992, the FDA issued a Compliance Policy Guide (CPG 460.200), which explains the criteria the FDA uses to distinguish between pharmacy operations that are properly regulated under state law and drug manufacturing regulated by the FDA. The Company's response to the FDA in December 1995 cited this CPG and explained the Company's contention that, according to the FDA's own criteria, the Altamonte Springs is a pharmacy properly regulated under state and local laws.

  The FDA has indicated publicly that it expects to further clarify and explain through rulemaking the distinction between pharmaceutical manufacturing and pharmacy operations. Legislation has been introduced in this session of Congress that would clarify this distinction. Thus, the distinction between a pharmacy and a pharmaceutical manufacturer currently is a subject of activity by policymakers in the Federal government.

  While these activities may clarify matters in the future, the criteria that differentiate drug manufacturing from pharmacy operations are uncertain under the current state of the law. If the Company is correct and its operations are limited to those engaged in by pharmacies, there should be no material adverse effect from the FDA Form-483s because the Company believes it is currently in compliance in all material respects with applicable state and local laws. If the Company is deemed to be a sterile product manufacturer or a sterile product repackager, the Company would be subject to additional regulatory requirements. Because the FDA does not currently have clear guidance or regulations on this subject, the FDA or other legal authorities could decide that the Company must file for approval of a New Drug Application. Such an event could have a material adverse effect on the Company.

  Alternatively, the agency could determine that the Company is a sterile products repackager and promulgate regulations or publish guidance respecting such entities. In that event, the Company would likely have to comply with that portion of the FDA requirements that covers the packaging operations of sterile product manufacturers. These requirements may include stability validation, expiration dating, sterility control, sterile product environmental monitoring, and good manufacturing practices including appropriate employee training related to the foregoing. The Company believes that the cost of compliance with such requirements would not be material to the Company's operations. However, there can be no assurance that other conditions or requirements would not be imposed that would have a material adverse effect on the Company.

  There can be no assurance that future legislation, future rulemaking, or active enforcement by the FDA of a determination that the Company is a drug manufacturer will not have a material adverse effect on the business of the Company.

  Referral Restrictions. The Company is subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws include the federal anti-kickback statute, which was originally enacted in 1977 and amended in 1987, and which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Many states have enacted similar statutes which are not necessarily limited to items and services for which payment is made by Medicare or Medicaid. Violations of these laws may result in fines, imprisonment and exclusion from the Medicare and Medicaid programs or other state-funded programs. Federal and state court decisions interpreting these statutes are limited, but have generally construed the statutes to apply if "one purpose" of remuneration is to induce referrals or other conduct within the statute.

  In July 1991 and November 1992, in part to address concerns regarding the anti-kickback statute, the federal government published regulations that provide exceptions, or "safe harbors," for transactions that will be deemed not to violate the anti-kickback statute. Proposed regulations to clarify these safe harbors and to provide additional safe harbors were published in July 1994 and in September 1993, respectively. Final regulations have not yet been published. Although the Company believes that it is not in violation of the anti-kickback statute, its operations do not fit within any of the existing or proposed safe harbors. Until recently, there were no procedures for obtaining binding interpretations or advisory opinions from the Health and Human Services Office of the Inspector General ("OIG") on the application of the federal anti-kickback statute to an arrangement or its qualification for a safe harbor upon which the Company can rely. However, the Health Insurance Portability and Accountability Act of 1996 requires the Secretary of Health and Human Services to issue written advisory opinions regarding the applicability of certain aspects of the anti-kickback statute to specific arrangements or proposed arrangements. Advisory opinions will be binding as to the Secretary and the party requesting the opinion.

  The OIG has issued "Fraud Alerts" identifying certain questionable arrangements and practices which it believes may implicate the federal anti-kickback statute. The OIG has issued a Fraud Alert providing its views on certain joint venture and contractual arrangements between healthcare providers. The OIG recently has issued a Fraud Alert concerning prescription drug marketing practices that could potentially violate the federal anti-kickback statute. Pharmaceutical marketing activities may implicate the federal anti-kickback statute because drugs are often reimbursed under the Medicaid program. According to the Fraud Alert, examples of practices that may implicate the statute include certain arrangements under which remuneration is made to pharmacists to recommend the use of a particular pharmaceutical product. In addition, a number of states have recently undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arise under state consumer protection laws which generally prohibit false advertising, deceptive trade practices and the like. Further, a number of the states involved in these enforcement actions have requested that the FDA exercise greater regulatory oversight in the area of pharmaceutical promotional activities by pharmacists. It is not possible to determine whether the FDA will act in this regard or what effect, if any, FDA involvement would have on the Company's operations.

  Significant prohibitions against physician referrals were enacted by Congress in 1993. These prohibitions, commonly known as "Stark II," amended prior physician self-referral legislation known as "Stark I" by dramatically enlarging the field of physician-owned or physician-interested entities to which the referral prohibitions apply. Effective on January 1, 1995, Stark II prohibits a physician from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement. Stark II also prohibits the entity from billing the government for services rendered pursuant to a prohibited referral. The designated health services include clinical laboratory services, radiology services, radiation therapy services and supplies, physical and occupational therapy services, durable medical equipment and supplies, parenteral and enteral nutrients, equipment, and supplies, prosthetic devices, orthotics and prosthetics, outpatient prescription drugs, home health services, and inpatient and outpatient hospital services. The penalties for violating Stark II include a prohibition on payment by these government programs, civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a "circumvention scheme," and exclusion from further participation in Medicare or Medicaid.

  Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern the activities of many of the Company's customers. There can be no assurance that increased enforcement activities will not indirectly have a material adverse effect on the Company.

  Other Regulatory Issues. Certain states have adopted, or are considering adopting, restrictions similar to those contained in the federal anti-kickback and physician self-referral laws. Although the Company believes that its operations do not violate applicable state laws, there can be no assurance that state regulatory authorities will not challenge the Company's activities under such laws or challenge the dispensing of patient-specific, self-injectable biopharmaceuticals by the Company as being subject to state laws regulating out-of-state pharmacies.

  The Company believes that its pharmacy practices and its contract arrangements with other healthcare providers and pharmaceutical suppliers are in compliance with these laws. To address the risks presented by such laws, the Company has appointed an employee trained as a lawyer as Vice President of Administration, arranged for compliance reviews conducted by outside advisors, and implemented an ethics and corporate compliance program. There can be no assurance that such laws will not, however, be interpreted in the future in a manner inconsistent with the Company's interpretation and application.

REIMBURSEMENT

  A substantial portion of the sales of Priority Pharmacy is derived from third-party payors, including private insurers and managed care organizations such as HMOs and PPOs. Similar to other medical service providers, the Company experiences lengthy reimbursement collection periods as a result of third party payment procedures. Consequently, management of accounts receivable through effective patient registration, billing, collection and reimbursement procedures is critical to financial success.

  Private payors typically reimburse a higher amount for a given service and provide a broader range of benefits than governmental payors, although net revenue and gross profits from private payors have been affected by the continuing efforts to contain or reduce the costs of healthcare. A portion of the Company's revenue has been derived in recent years from agreements with HMOs, PPOs and other managed care providers. Although these agreements often provide for negotiated reimbursement at reduced rates, they generally result in lower bad debts, provide for faster payment terms and provide opportunities to generate greater volumes than traditional indemnity referrals.

  In 1996, reimbursement from Medicare and Medicaid accounted for less than 0.1% of the Company's revenues. Nevertheless, due to the reliance of office-based oncologists and renal dialysis clinics on Medicare and Medicaid reimbursement, changes in such governmental programs could have a material effect on the Company's financial condition and results of operations.

  HCFA recently adopted new reimbursement guidelines, which prohibit Medicare reimbursement for EPO furnished to a patient having an hematocrit level exceeding 36.5% based on a 90 day rolling average basis. Previously, Medicare policy provided for payment for EPO for hematocrit levels exceeding such level if supported by medical documentation. This change in Medicare reimbursement policy could have an adverse effect on the sales of EPO by the Company in the future.

  Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable from the program to healthcare providers. Legislation or regulations may be enacted in the future that may significantly modify the end stage renal dialysis program or substantially reduce the amount paid for dialysis or oncology treatments. Further, statutes or regulations may be adopted which impose additional requirements in order for the Company's customers to be eligible to participate in the federal and state payment programs. Such new legislation or regulations could adversely affect the Company's business operations.

  Additionally, the Balanced Budget Act of 1997 (the "Budget Act"), which was enacted in August 1997, contained numerous provisions related to Medicare and Medicaid reimbursement. Although many of the details will not be solidified for the next one to six years, the general thrust of the provisions dealing with Medicare and Medicaid contained in the Budget Act is intended to provide incentives to providers to deliver services at lower costs. The Budget Act contains changes to reimbursement rates for certain Medicare and Medicaid covered services, as well as certain limitations on the coverage of such services. Although less than 0.1% of the Company's revenues in 1996 were derived from Medicare and Medicaid reimbursement, the Budget Act may affect the Company's suppliers and customers, which in turn could have an adverse effect on the Company.

  In addition, the Company expects that private payors will continue their efforts to contain or reduce healthcare costs through reductions in reimbursement rates or other cost-containment measures. The continuation of such efforts could have a material adverse effect on the Company's financial condition and results of operations.

EMPLOYEES

  At June 30, 1997, the Company had approximately 120 full-time equivalent employees. None of the Company's employees is currently represented by a labor union or other labor organization. Approximately 16% of the employees are pharmacists or nurses. The Company believes that its relationship with its employees is good.

FACILITIES

  The Company's headquarters are located in Altamonte Springs, Florida, and consist of approximately 14,800 square feet of office space and an 18,000 square foot distribution center leased through December 1999. Priority Distribution also has an 11,900 square foot distribution center in Santa Ana, California, which is leased through February 1998, and a 24,000 square foot distribution center in Grove City, Ohio, which is leased through July 2002. The lease for the Grove City, Ohio, distribution center will provide an additional 12,000 square feet beginning January 1, 1998.

  The Company's distribution centers have been constructed or adapted to the Company's specifications for climate control, alarm systems and, where required, segregated security areas for controlled substances.

  The Company intends to expand its distribution capabilities to further enhance service and provide for continued growth. The Company expects to begin distributing medical supplies from its newly-leased facility in Grove City, Ohio during the second half of 1997. By locating closer to a large share of its current customers and potential new customers, the Company believes that it can lower distribution costs, while increasing its appeal to certain national and regional customers.

LEGAL PROCEEDINGS

  IV-1, Inc. ("IV-1") and IV One Services, Inc. ("IV One Services") have been named as defendants in a second amended counterclaim filed by Amgen, Inc. ("Amgen") on May 14, 1996, in the Circuit Court of the Eighteenth Judicial District of Seminole County, Florida. Amgen has asserted that these entities tortiously interfered with a license agreement (the "License Agreement") between Amgen and Ortho Pharmaceutical Corporation ("Ortho"). Pursuant to this agreement, Amgen licensed Ortho to sell EPO for use in the treatment of non-dialysis patients, while Amgen reserved the exclusive right to sell EPO for use in the treatment of dialysis patients. Amgen has asserted that, prior to the purchase of IV-1 and IV One Services by the Company, these entities induced Ortho to sell EPO to them for resale in the dialysis market in contravention of the License Agreement. Amgen has also alleged that IV-1 and IV One Services were involved in a civil conspiracy to circumvent the terms of the License Agreement to allow the resale of EPO to the dialysis market. Furthermore, Amgen has asserted unfair competition claims against IV-1, including that IV-1 manufactured and distributed unapproved prefilled syringes of EPO and another product manufactured by Amgen in container systems unapproved by Amgen. Amgen did not specify a time frame for the acts complained of in the civil conspiracy and unfair competition allegations. In each count, Amgen has demanded an unspecified amount of compensatory damages, including costs and interest.

  The Company believes that the sellers of IV-1, IV One Services and Charise Charles are contractually obligated to provide legal defense and to indemnify the Company for losses and liabilities with respect to this litigation, to the extent that the alleged acts occurred prior to the purchase of such entities by the Company. To date, the sellers have provided the legal defense for IV-1 and IV One Services in the litigation. Indemnification from the sellers of IV-1 and IV One Services is limited to no more than $1.5 million and indemnification from the sellers of Charise Charles is limited to no more than $2.0 million. To date, approximately $86,000 of claims for indemnification have been submitted to the sellers. The Company does not expect the Amgen litigation to be material to the Company's results of operations or financial condition; however, no assurance can be given that this litigation will not have a material adverse effect on the Company. In addition, Amgen is the Company's largest supplier. Consequently, this litigation presents the risk of adversely affecting the Company's business relationship with Amgen, which could have a material adverse effect on the Company. See "Business-- Purchasing."

  The Company is also subject to ordinary and routine litigation incidental to its business, none of which is material to the Company's results of operations, financial condition or cash flows.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the directors and executive officers of the Company.

         NAME     AGE                          POSITION
         ----     ---                          --------
      William E.  56  Chairman of the Board
       Bindley
      Robert L.   52  President, Chief Executive Officer and Director
       Myers
      Guy F.      38  Executive Vice President--Priority Healthcare Distribution
       Bryant
      Steven D.   42  Executive Vice President--Priority Pharmacy Services
       Cosler
      Donald J.   51  Vice President, Chief Financial Officer and Treasurer
       Perfetto
      Melissa E.  36  Vice President--Clinical Services
       McIntyre
      Barbara J.  57  Vice President--Administration
       Luttrell
      William M.  39  Vice President--Marketing
       Woodard
      Michael D.  49  Secretary and Director
       McCormick
      Thomas J.   58  Director
       Salentine
      Richard W.  50  Director designee (1)
       Roberson
      Rebecca M.  43  Director designee (1)
       Shanahan

--------
(1) The Board of Directors has elected Mr. Roberson and Ms. Shanahan to, and they have agreed to become members of, the Board of Directors, effective upon consummation of the offering.

  William E. Bindley is the Chairman of the Board, Chief Executive Officer and President of BWI, positions he has held since founding BWI in 1968. He is also a director of BWI and Shoe Carnival, Inc., a shoe retailer. Mr. Bindley was the Chief Executive Officer of the Company from July 1994 until May 1997 and the President of the Company from May 1996 until July 1996. He has served as a director of the Company since June 1994.

  Robert L. Myers has been the President of the Company since July 1996 and the Chief Executive Officer of the Company since May 1997. From July 1996 to May 1997, he was the Chief Operating Officer of the Company. From June 1995 through June 1996, Mr. Myers was a consultant to the healthcare industry. From 1971 to June 1995, he was employed by Eckerd Corporation, a retail drug store chain, where he served as a corporate officer from 1981 through 1995 and as senior vice president of pharmacy from 1990 to 1995. Mr. Myers has served as a director of the Company since May 1997. Mr. Myers is a registered pharmacist.

  Guy F. Bryant serves as the Executive Vice President--Priority Healthcare Distribution, a position that he has held since September 1995. Prior to joining the Company, he was employed in sales management positions by Major Pharmaceuticals, a distributor of generic pharmaceuticals, since September 1992 and was vice president of sales from August 1994 to August 1995. Until September 1992, Mr. Bryant was a branch manager for Durr Medical, a distributor of medical supplies.

  Steven D. Cosler became Executive Vice President--Priority Pharmacy Services of the Company in August 1997. Prior to that time and since July 1996, he was Senior Vice President and General Manager of Priority Healthcare Services Corporation, a subsidiary of BWI. From January 1992 to June 1996, he was senior vice president of sales and operations for Coresource, a managed care and third party administrator.

  Donald J. Perfetto has been the Vice President, Chief Financial Officer and Treasurer of the Company since June 1997. From 1986 to May 1997, he was employed by Bimeco, Inc., a distributor of medical products. During such time, Mr. Perfetto held the positions of vice president of finance and operations and secretary/treasurer of Bimeco, Inc.

  Melissa E. McIntyre, RN, OCN, is the Vice President--Clinical Services, a position that she has held since August 1997. She has also been President and Chief Operating Officer of IV-1, Inc., IV-One Services, Inc. and National Pharmacy Providers, Inc., subsidiaries of the Company since February 1995 and was Director of Clinical Services of IV-1, Inc. from June 1994 to January 1995. Prior to joining the Company, and since June 1991, she was employed by Intracare, an outpatient infusion center, as clinical director of nursing.

  Barbara J. Luttrell is the Vice President--Administration of the Company, a position she has held since May 1997. Prior to joining the Company in January 1997, she was employed by Physician's Alliance, a physician group, as director of human resources since September 1996. She attended law school from May 1993 to December 1995 and practiced as an attorney from May 1996 to September 1996. From December 1995 to May 1996, Ms. Luttrell prepared for the bar examination. From July 1992 to February 1993, she was a human resources consultant employed by Infusion Therapy, Inc. Prior to July 1992, she was employed by Semoran Management Corporation as vice president human resources. Ms. Luttrell has 15 years of experience in human resource management.

  William M. Woodard is the Vice President--Marketing of the Company, a position that he has held since May 1997. From February 1995 to May 1997, he was Executive Vice President of Sales of IV-1, Inc., IV-One Services, Inc., and National Pharmacy Providers, Inc.; from July 1994 to February 1995, he was President of National Pharmacy Providers, Inc.; and from April 1993 to February 1995, he was President of IV-1, Inc. From March 1990 until April 1993, Mr. Woodard was a sales representative for Tri State Hospital Supply, a distributor of medical supplies.

  Michael D. McCormick is the Secretary of the Company, a position that he has held since July 1994. He is also the Executive Vice President, General Counsel and Secretary of BWI, positions he has held for more than the past five years, and a director of BWI. Mr. McCormick was the Executive Vice President and General Counsel of the Company from July 1994 until May 1997 and has served as a director of the Company since June 1994.

  Thomas J. Salentine is the Executive Vice President and Chief Financial Officer of BWI, positions he has held for more than the past five years. He is also a director of BWI. Mr. Salentine was the Executive Vice President of the Company from July 1994 until May 1997, the Chief Financial Officer of the Company from July 1994 until May 1995 and the Treasurer of the Company from May 1997 to June 1997. He has served as a director of the Company since July 1994.

  Richard W. Roberson is the president of Sand Dollar Partners, Inc., an investment and consulting firm, a position which he has held since November 1996. Prior to that time, Mr. Roberson served as president and chief executive officer of Visionworks, Inc., a retail superstore optical chain, from March 1993 to September 1996. From 1978 to March 1993, Mr. Roberson held various positions with Eckerd Corporation, including chief executive officer of Insta-Care Pharmacy Services, Inc. and president of Eckerd Vision Group from 1988 to 1993. Mr. Roberson is also a director of C.H. Heist Corporation, an industrial cleaning and maintenance company.

  Rebecca M. Shanahan became vice president, managed care of the University of Chicago Hospitals and Health Systems in September 1997, where she is responsible for the development and implementation of managed care programs and products. From December 1996 until assuming her present position, she performed legal and consulting services as an independent contractor for various entities in the health care industry. From 1991 until December 1996, she held executive officer positions with Methodist Medical Group and Beltway Services, a 600 member physician practice group affiliated with Methodist Hospital in Indianapolis, Indiana, with her latest position being senior vice president and chief operating officer. From 1986 to 1991 she was vice president and general counsel of Community Hospitals of Indiana, Inc.

  Directors of the Company are divided into three classes with staggered three-year terms. The term of the first class will expire at the annual meeting of shareholders in 1998 and the terms of the second and third classes will expire at the annual meetings of shareholders in 1999 and 2000, respectively. The terms of the Company's current and proposed Directors will expire as follows: Messrs. McCormick and Salentine--1998; Messrs. Myers and Roberson--1999; and Mr. Bindley and Ms. Shanahan--2000.

  Executive officers of the Company serve at the discretion of the Board of Directors. There is no family relationship between any of the Directors or executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors will have two committees: an Audit, Ethics and Compliance Committee and a Compensation Committee.

  The functions of the Audit, Ethics and Compliance Committee include making recommendations to the Board of Directors as to the selection of the firm of independent public accountants to examine the books and accounts of the Company for each fiscal year, the proposed engagement arrangements for the independent public accountants for each fiscal year, and the advisability of having the independent public accountants make specified studies and reports regarding auditing matters, accounting procedures, tax or other matters. The Audit, Ethics and Compliance Committee will also review the results of the audit for each fiscal year, such accounting policies of the Company as are deemed appropriate for review by the Committee, and the coordination between the independent public accountants and the Company's chief accounting officer. The Audit, Ethics and Compliance Committee is also responsible for reviewing all related party transactions and for monitoring corporate policies and procedures with respect to the Company's ethics and compliance program. Upon consummation of this offering, the members of the Audit, Ethics and Compliance Committee will be Mr. Roberson and Ms. Shanahan, each of whom will be an "independent director" within the meaning of the rules of the Nasdaq National Market.

  The functions of the Compensation Committee include considering and recommending to the Board of Directors and Company management the overall compensation programs of the Company, reviewing and approving the compensation payable to the senior management personnel of the Company, and reviewing and monitoring the executive development efforts of the Company to assure development of a pool of management and executive personnel adequate for orderly management succession. The Committee will also review significant changes in employee benefits plans and stock related plans and serve as the "Committee" under the Company's 1997 Stock Option and Incentive Plan. The members of the Compensation Committee will be Mr. Roberson and Ms. Shanahan, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

  The Board of Directors may, from time to time, establish certain other committees to facilitate its work.

COMPENSATION OF DIRECTORS

  No compensation was paid during 1996 to any director of the Company for services as a director of the Company. The Company will pay directors who are not employees of the Company or BWI an annual retainer of $15,000 and a fee of $1,000 for each Board meeting or committee meeting attended. The annual retainer will be paid 50% in cash and 50% in the form of shares of Class B Common Stock, valued at 100% of the fair market value of such shares on the date of grant. Such shares will not be registered and will be subject to the resale limitations of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Directors who are full-time employees of the Company or BWI will not receive any additional compensation for serving as directors or for attending meetings, but all directors will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with attendance at meetings.

  The Company has adopted an Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 25,000 shares of the Company's Class B Common Stock, subject to adjustment in certain events. Pursuant to the Directors Plan, each nonemployee director ("Eligible Director") will be automatically granted an option to purchase 1,000 shares of Class B Common Stock on June 1 of each year beginning June 1, 1998. The option exercise price per share will be the fair market value of one share of Class B Common Stock on the date of grant. Each option becomes exercisable six months following the date of grant and expires ten years following the date of grant. Subject to certain exceptions, options may be exercised by the holder only if he has been in continuous service on the Board of Directors at all times since the grant of the option. There will initially be two Eligible Directors, Mr. Roberson and Ms. Shanahan. The Eligible Directors are not eligible for grants or awards under any other stock, bonus or benefit plans of the Company.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table summarizes compensation paid by the Company for services rendered in all capacities to the Company during 1996, to the individual who served as the Company's Chief Executive Officer during 1996, and to each of the Company's four other most highly compensated executive officers, based on salary and bonus earned during 1996 (the "Named Executive Officers").

                                                        LONG-TERM
                                       ANNUAL          COMPENSATION
                                    COMPENSATION          AWARDS
                                  -------------------- ------------
                                                        SECURITIES
          NAME AND PRINCIPAL                   BONUS    UNDERLYING   ALL OTHER
               POSITION            SALARY       (1)      OPTIONS    COMPENSATION
          ------------------       ------     -------- ------------ ------------
      William E. Bindley
       Chairman of the Board(2).  $      0(3) $      0       0(3)    $     0(3)
      Robert L. Myers
       President and Chief
       Executive Officer(4).....   105,000     130,000       0           121(5)
      Guy F. Bryant
       Executive Vice
       President--
       Priority Healthcare
       Distribution.............   125,735      55,500       0        11,861(6)
      Melissa E. McIntyre
       Vice President--
       Clinical Services........   110,923      55,500       0        12,080(7)
      William M. Woodard
       Vice President--
       Marketing................   101,119      50,600       0        12,111(8)

--------
(1) Reflects bonus earned during the specified year, but paid in the following year.
(2) Mr. Bindley served as the Chief Executive Officer of the Company from July 1994 until May 1997.
(3) Does not include compensation paid by BWI to Mr. Bindley as an officer of BWI.
(4) Mr. Myers became the Chief Executive Officer of the Company in May 1997.
(5) Represents $121 in group life insurance premiums.
(6) Consists of $11,782 in Company contributions to BWI's qualified profit sharing plan (the "BWI Profit Sharing Plan") and $79 in group life insurance premiums.
(7) Consists of $12,000 in Company contributions to the BWI Profit Sharing Plan and $80 in group life insurance premiums.
(8) Consists of $12,000 in Company contributions to the BWI Profit Sharing Plan and $111 in group life insurance premiums.

1997 STOCK OPTION AND INCENTIVE PLAN

  On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, adopted the 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan"). Under the 1997 Stock Option Plan, the Company may award stock options and shares of restricted stock to officers, key employees, and consultants of the Company. The aggregate number of shares of Class B Common Stock that may be awarded under the 1997 Stock Option Plan is 1,250,000, subject to adjustment in certain events. No individual participant may receive awards for more than 300,000 shares in any calendar year.

  The 1997 Stock Option Plan is currently administered by the Board of Directors of the Company. After consummation of the offering, the 1997 Stock Option Plan will be administered by the Compensation Committee. Subject to the terms of the 1997 Stock Option Plan, the Compensation Committee will have the sole discretion and authority to select those officers and key employees to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules, to specify all other terms of the awards (subject to certain restrictions) and to interpret the 1997 Stock Option Plan. Awards of options and shares of restricted stock as to which restrictions have not lapsed are not transferable other than pursuant to the laws of descent and distribution.

  With respect to stock options under the 1997 Stock Option Plan that are intended to qualify as "incentive stock options" under Section 422 of the Code, the option price must be at least 100% (or, in the case of a holder of more than 10% of the total combined voting power of the Company's stock, 110%) of the fair market value of a share of Class B Common Stock on the date of the grant of the stock option. The Compensation Committee will establish the exercise price of options that do not qualify as incentive stock options ("non-qualified stock options") at the time the options are granted. No incentive stock option granted under the 1997 Stock Option Plan may be exercised more than ten years (or, in the case of a holder of more than 10% of the total combined voting power of the Company's stock, five years) from the date of grant or such shorter period as the Compensation Committee may determine from the date it is granted. Non-qualified stock options may be exercised during such period as the Compensation Committee determines at the time of grant, which period may not be more than ten years from the date of grant. Under the 1997 Stock Option Plan, the Compensation Committee may grant awards of restricted shares, in which case the grantee would be granted shares of Class B Common Stock, subject to such forfeiture provisions and transfer restrictions as the Compensation Committee determines.

  Subject to the discretion of the Compensation Committee, generally if the employment of a grantee of stock options or restricted shares is terminated for cause or voluntarily by the grantee for any reason other than death, disability or retirement, such grantee's options expire and any restricted shares are forfeited at the date of termination. The Board of Directors may terminate or amend the 1997 Stock Option Plan at any time; however, shareholder approval must be obtained to the extent necessary to comply with Rule 16b-3 under the Exchange Act, Section 422 of the Code, or any other applicable law or regulation, including the requirements of any stock exchange or quotation system on which the Class B Common Stock is listed or quoted. The 1997 Stock Option Plan provides for accelerated vesting of outstanding options in the event of a change in control or the dissolution or liquidation of the Company. The 1997 Stock Option Plan also provides for accelerated vesting of a grantee's restricted shares upon the involuntary termination of such grantee within 12 months following a change in control of the Company or upon the dissolution or liquidation of the Company.

  On August 25, 1997, the Company's Board of Directors granted a combination of incentive and non-qualified stock options to employees under the 1997 Stock Option Plan for an aggregate of 399,000 shares of Class B Common Stock, effective at the closing date of the offering. The Board of Directors also granted a non-qualified stock option to a consultant of the Company for 50,000 shares of Class B Common Stock, effective at the closing date of the offering. See "--Consulting Agreement." Each of such options has an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus and has a term of 10 years. The incentive stock options vest on January 1, 1999 and the non-qualified stock options vest 25% on each January 1, in the years 1999 through 2002. Included in these grants were grants to Ms. McIntyre and Messrs. Myers, Bryant and Woodard of options for 40,000 shares, 100,000 shares, 40,000 shares and 15,000 shares, respectively.

  No employees of the Company will be eligible to receive options under any BWI stock option plan for 1997 or any future year. In the event of a Distribution by BWI of its Class A Common Stock, employees of the Company who have exercisable stock options from BWI may elect to waive all of their rights under those BWI options, in which case the Company will grant the employee substitute options for shares of Class B Common Stock with equivalent economic value.

ESOP

  If BWI effects the Distribution of its Class A Common Stock to its shareholders, the Company will establish an employee stock ownership plan ("ESOP") for its employees. The ESOP would acquire shares of Class B Common Stock from the Company which would be equal to approximately 5% of the then outstanding Common Stock. See "Relationship With BWI."

PROFIT SHARING PLAN

  The Company's eligible employees participate in the BWI Profit Sharing Plan. All employees are generally eligible to participate in the BWI Profit Sharing Plan as of the first January 1, April 1, July 1 or October 1 after having completed at least one year of service (as defined in the BWI Profit Sharing
Plan) and having reached age 21.

  The annual contribution of the Company to the BWI Profit Sharing Plan is at the discretion of the Board of Directors of BWI and is generally 8% of a participant's compensation for the year. The employer contribution for a year is allocated among participants employed on the last day of the year in proportion to their relative compensation for the year. Subject to limitations imposed by the Code, a participant may, in addition to receiving a share of the employer contribution, have a whole percentage (ranging from 1% to 13%) of his or her compensation withheld from pay and contributed to the BWI Profit Sharing Plan. Subject to applicable Code requirements, employees may make "rollover" contributions to the BWI Profit Sharing Plan of qualifying distributions from other employers' qualified plans.

  If BWI effects the Distribution of its Class A Common Stock to its shareholders, the Company's employees would no longer be eligible to participate in the BWI Profit Sharing Plan. In lieu of this benefit, the Company would establish the ESOP.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
AGREEMENTS

  The Company has entered into a Termination Benefits Agreement with Mr. Myers. The purpose of the agreement is to encourage him to remain with the Company by assuring him of certain benefits in the event of a "Change in Control" of the Company.

  The Termination Benefits Agreement provides for payments to Mr. Myers upon the occurrence of certain events. The Termination Benefits Agreement has an initial term through December 31, 1998 and is automatically extended annually for an additional one-year period unless notice is given by the Company or Mr. Myers. The Termination Benefits Agreement is designed to protect Mr. Myers against termination of his employment following a "Change in Control" of the Company. For purposes of the Termination Benefits Agreement, "Change in Control" is broadly defined to include, among other things, the acquisition by a person or group of persons of 25% or more of the combined voting power of the stock of the Company, the replacement of a majority of the current Board of Directors, the approval by the shareholders of the Company of a reorganization, merger or consolidation, or the approval by shareholders of a liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company. Any Distribution by BWI of its Class A Common Stock would not constitute a "Change in Control."

  Following a "Change in Control," Mr. Myers is entitled to the benefits provided by the Termination Benefits Agreement in the event his employment is terminated within three years for any reason other than for cause or due to his death, disability, or normal retirement.

  In addition, Mr. Myers is entitled to the benefits of the Termination Benefits Agreement if, after a "Change in Control," he terminates his employment with the Company within three years in response to certain actions by the Company which include, among other things, a substantial reduction in his duties or responsibilities, reduction in the level of salary payment to him, the failure by the Company to continue to provide him with benefits substantially similar to those previously provided to him, the required relocation of Mr. Myers, or the breach by the Company of any of the provisions of the Termination Benefits Agreement.

  Upon termination of employment, if Mr. Myers is entitled to the benefits payable under the Termination Benefits Agreement, he shall receive within 30 days following the termination all earned but unpaid salary, bonus and incentive payments through the date of his termination. In addition, he shall be entitled to a lump-sum payment of an amount equal to 2.9 times his average annual compensation paid by the Company for the past five years. Any lump sum payment will be grossed up in an amount sufficient to cover any excise tax imposed upon such payment pursuant to Section 4999 of the Code.

  On June 1, 1997, the Company entered into an employment agreement with each of Guy F. Bryant, Steven D. Cosler, Melissa E. McIntyre and William M. Woodard. The Company also entered into an employment agreement with Donald J. Perfetto on June 23, 1997. Each of the agreements is for a term to expire on February 28, 1999. Under the terms of these agreements, Mr. Bryant, Mr. Cosler, Ms. McIntyre, Mr. Woodard and Mr. Perfetto are entitled to receive base salaries of $11,050 per month, $12,283 per month, $10,600 per month, $9,583 per month and $9,167 per month, respectively, subject to annual review for potential increase. These employment agreements provide that Mr. Bryant, Mr. Cosler, Ms. McIntyre, Mr. Woodard and Mr. Perfetto are eligible to receive an annual bonus based on individual and company performance, up to 60% of annualized monthly salary for Mr. Bryant, Mr. Cosler or Ms. McIntyre, up to 50% of annualized monthly salary for Mr. Woodard and up to 48% of annualized monthly salary for Mr. Perfetto. Pursuant to the employment agreements, if the Company terminates Mr. Bryant, Mr. Cosler, Ms. McIntyre, Mr. Woodard or Mr. Perfetto, as the case may be, without cause prior to the expiration of the employment agreement, the Company shall pay to Mr. Bryant, Mr. Cosler, Ms. McIntyre, Mr. Woodard or Mr. Perfetto, as the case may be, the aggregate amount of regular compensation that he or she would be entitled to receive under the agreement for a six-month period.

  The Company also entered into a non-compete agreement with each of Mr. Bryant, Mr. Cosler, Ms. McIntyre and Mr. Woodard on June 1, 1997 and with Mr. Perfetto on June 23, 1997. These non-compete agreements contain confidentiality provisions and provide that, for one year after termination of employment with the Company for any reason other than termination by the Company without cause, in which event the period shall be six months, Mr. Bryant, Mr. Cosler, Ms. McIntyre, Mr. Woodard or Mr. Perfetto, as the case may be, may not compete with the Company, solicit the Company's customers or induce the Company's employees to terminate their employment.

CONSULTING AGREEMENT

  In connection with the Company's acquisition of the IV One Companies, the Company entered into a four-year consulting agreement with one of the sellers, Martin A. Nassif. Pursuant to the agreement, which expires December 31, 1998, Mr. Nassif receives a fee of $10,000 per month and is entitled to receive as additional compensation an amount equal to 3% of Pre-Tax Net Profit (as defined in the agreement) of the Company for calendar years 1995 through 1998, with a guaranteed aggregate minimum amount of $1.0 million payable as additional compensation. Under the consulting agreement, Mr. Nassif is also entitled to and will receive a 10-year option to acquire 50,000 shares of Class B Common Stock at the initial public offering price.

                             RELATIONSHIP WITH BWI

CURRENT RELATIONSHIP

  The Company was incorporated in June 1994 as a wholly-owned subsidiary of BWI to operate the alternate site healthcare businesses acquired by BWI. Currently, the Company is a wholly-owned subsidiary of BWI and three of the four members of the Company's Board of Directors are directors and executive officers of BWI.

CERTAIN TRANSACTIONS

  BWI has provided management and consulting services to the Company which included, but were not limited, to legal, human resources, payroll and tax. The Company was charged $49,000, $75,000 and $65,000 for 1994, 1995 and 1996,
respectively. These amounts were based on an allocation of the actual services rendered by BWI.

  The Company's eligible employees participate in BWI's Profit Sharing Plan. BWI's contributions to the plan for Company employees for 1994, 1995 and 1996 were $69,344, $119,283 and $229,990, respectively.

  The Company was also provided coverage under the BWI insurance plans. The expenses of these plans were charged to the Company based on a combination of a pro rata allocation and the push-down of actual expenses incurred, depending on the type of expenditure. The insurance expense allocated to the Company was $38,000, $100,000 and $132,000 for 1994, 1995 and 1996.

  At December 31, 1995 and December 31, 1996 the Company owed BWI $3.9 million and $9.3 million, respectively. This liability represents the cost of certain transactions undertaken by the Company that were paid or financed by BWI. The interest expense attributable to the related party borrowings was $211,000, $455,000 and $408,000 for 1994, 1995 and 1996, respectively. This interest expense was calculated by applying the BWI average incremental borrowing rate to the average outstanding borrowings. For 1994, 1995 and 1996 the average outstanding borrowings were $3.6 million, $6.4 million and $6.4 million, respectively. The average incremental borrowing rates applied to these borrowings were 5.9%, 7.1% and 6.4% for 1994, 1995 and 1996, respectively.

  The Company has purchased inventory from BWI at the price paid by BWI for such inventory. Intercompany purchases of inventory from BWI were $9.4 million, $8.3 million and $1.8 million in 1994, 1995 and 1996, respectively.

  On March 31, 1997, the Company paid a dividend to BWI in the form of a subordinated promissory note with a principal amount of $6.0 million. The Dividend Note bears interest at the rate of 7.25% per annum. Interest on the Dividend Note must be paid by the Company on a quarterly basis, with the principal amount due on March 31, 1999. The dividend returned a portion of BWI's equity investment in the Company. After giving effect to the dividend, BWI's aggregate investment in the Company on March 31, 1997 was approximately $24.9 million.

RELATIONSHIP AND TRANSACTIONS FOLLOWING THE OFFERING

  Immediately following this offering, the Company will continue to be controlled by BWI, which will own more than 80% of the outstanding Common Stock of the Company. BWI has advised the Company that, following this offering, BWI will continue to evaluate whether to distribute its ownership interest in the Company to its shareholders by means of a spin-off. The Distribution is unlikely to be completed before 1998. In making the evaluation, BWI is expected to consider such matters as the need for an ESOP and other equity-based compensation incentives to attract and retain qualified personnel for the Company, the relative trading prices of the Class B Common Stock and BWI common stock after this offering, the results of operations of the Company and BWI, and the relative prospects of BWI and the Company on a stand-alone basis. The Distribution will also be subject to the receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction.

  Set forth below are descriptions of certain agreements between the Company and BWI which will be in place following the consummation of this offering. The Company has adopted a policy that, following the offering made hereby, all future agreements, including those set forth herein, between the Company and BWI and its affiliates will be subject to the review of the Company's Audit, Ethics and Compliance Committee and will be on terms that the Audit, Ethics and Compliance Committee believes are no less favorable to the Company than terms that would be available from unaffiliated parties. The Audit, Ethics and Compliance Committee will be composed entirely of "independent directors" within the meaning of the rules of the Nasdaq National Market.

  Revolving Credit Promissory Note. BWI will make available to the Company a $30.0 million line of credit. The Company may utilize the line for working capital purposes and for possible acquisitions. The maturity date for the line is June 30, 1998. Outstanding principal amounts under the line will bear interest, payable quarterly, at a rate equal to the rate then paid by BWI under its primary line of credit agreement.

  Indemnification and Hold Harmless Agreement. The Company and BWI have entered into an Indemnification and Hold Harmless Agreement (the "Indemnification Agreement"), in which each party agrees to indemnify and hold harmless the other from and against certain obligations and contingent liabilities. Specifically, the Indemnification Agreement provides that the Company will indemnify and hold harmless BWI from obligations related to a guarantee which BWI made in favor of the Company and from certain indemnity and other obligations which BWI assumed in connection with certain acquisitions by or on behalf of the Company. The Indemnification Agreement also provides that BWI will indemnify and hold harmless the Company from and against contingent liabilities in connection with certain litigation to which the Company is not a party.

  Tax Sharing Agreement. Unless and until the Distribution of the Class A Common Stock to shareholders of BWI occurs, the results of operations of the Company and its domestic subsidiaries that are at least 80% owned by the Company (the "Company Group") will be included in BWI's consolidated federal income tax returns and in BWI's consolidated or combined state tax returns. In connection with this offering, BWI and the Company have entered into a Tax Sharing Agreement that provides, among other things, for the allocation between BWI and the Company of federal, state, local and foreign tax liabilities for all periods through the date that any Distribution occurs (the "Distribution Date"). Generally, the Company will be responsible for the portion of any tax deficiencies of BWI assessed with respect to all periods up to and including the Distribution Date that give rise to a tax benefit to the Company in a post-Distribution period. The Company will also be entitled to tax refunds received by BWI that result in a tax detriment to the Company for those post-Distribution periods. The Company will also be responsible for all income taxes imposed on the Company Group during the taxable period or portion thereof beginning on January 1, 1997 and ending on or before the Distribution Date. Furthermore, the Tax Sharing Agreement provides that, if the Distribution fails to qualify as a tax-free distribution as a result of any event occurring prior to the second anniversary of the Distribution Date that results from the breach of certain covenants made by the Company in the Tax Sharing Agreement or involves either the stock or assets (or any combination thereof) of any member of the Company Group, then the Company must indemnify and hold BWI harmless, on an after-tax basis, from any tax liability imposed upon it in connection with the Distribution. The Tax Sharing Agreement also prohibits the Company from entering into certain transactions or disposing of substantially all of its assets prior to the second anniversary of the Distribution Date in the absence of a prior opinion of independent tax counsel or the receipt of a private letter ruling from the Internal Revenue Service that such transaction or disposition will not cause the Distribution to be a taxable transaction.

  Administrative Services Agreement. The Company and BWI have entered into an Administrative Services Agreement (the "Services Agreement") relating to the provision of certain services by BWI to the Company. The services covered by the Services Agreement will include administrative services for employee benefits and risk management, legal, tax and treasury services. The Company anticipates that it will pay BWI a total of $80,000 in the first twelve months following this offering for such services.

                             PRINCIPAL SHAREHOLDER

  Prior to this offering, the only shareholder of the Company is BWI, whose address is 10333 North Meridian Street, Indianapolis, Indiana 46290. As of the date of this Prospectus, BWI owns beneficially and of record 10,214,286 shares of Class A Common Stock, representing all of the shares of Common Stock outstanding prior to this offering. Upon completion of this offering, BWI will own beneficially and of record 10,214,286 shares of Class A Common Stock, or 83.6% of the outstanding Common Stock (81.6% if the Underwriters' over-allotment option is exercised in full), and will have 93.9% of the voting power of the outstanding Common Stock (93.0% if the Underwriters' over-allotment option is exercised in full). Accordingly, BWI, acting alone, will be able to elect the entire Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company's shareholders, including extraordinary corporate transactions. See "Risk Factors."

  The following table sets forth as of June 30, 1997 the number of shares of BWI common stock owned by each director or nominee for director of the Company, by each of the Named Executive Officers, and by all current directors and executive officers of the Company as a group. Unless otherwise indicated in a footnote, each individual or group possesses sole voting and investment power with respect to the shares indicated as beneficially owned.

                                                       BWI COMMON STOCK
                                                  ------------------------------
                                                   NUMBER OF SHARES     PERCENT
      NAME                                        BENEFICIALLY OWNED    OF CLASS
      ----                                        ------------------    --------
      William E. Bindley(1)......................     3,291,034(2)(3)     27.4%
      Robert L. Myers............................        19,910(2)(4)        *
      Guy F. Bryant..............................         9,340(2)(5)        *
      Melissa E. McIntyre........................         8,608(2)(6)        *
      William M. Woodard.........................         3,656(2)(7)        *
      Michael D. McCormick.......................       272,322(2)(8)      2.3%
      Thomas J. Salentine........................       320,425(2)(9)      2.7%
      Richard W. Roberson........................             0              *
      Rebecca M. Shanahan........................             0              *
      All current directors and executive
       officers as a group (12 persons)..........     3,925,295(2)(10)    31.2%

--------
  *Less than one percent.
 (1) The address of this shareholder is 10333 North Meridian Street, Suite 300, Indianapolis, Indiana 46290.
 (2) Does not include shares subject to stock options which are not exercisable within 60 days.
 (3) Includes presently exercisable stock options to purchase 222,905 shares granted by BWI. Also includes 1,000 shares held by Mr. Bindley's spouse; Mr. Bindley disclaims beneficial ownership of such shares.
 (4) Includes presently exercisable stock options to purchase 11,088 shares granted by BWI. Also includes 300 shares held by Mr. Myers' minor child.
 (5) Includes presently exercisable stock options to purchase 8,424 shares granted by BWI.
 (6) Includes presently exercisable stock options to purchase 8,608 shares granted by BWI.
 (7) Includes presently exercisable stock options to purchase 2,983 shares granted by BWI.
 (8) Includes presently exercisable stock options to purchase 255,000 shares granted by BWI.
 (9) Includes presently exercisable stock options to purchase 281,500 shares granted by BWI.
(10) Includes presently exercisable stock options to purchase 795,508 shares granted by BWI.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES

  The Company's authorized shares consist of 15,000,000 shares of Class A Common Stock, $0.01 par value, 40,000,000 shares of Class B Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, without par value. Based on the number of shares of Class A Common Stock outstanding as of August 25, 1997, after giving effect to the sale of the 2,000,000 shares of Class B Common Stock offered hereby, there will be 10,214,286 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock, or an aggregate of 12,214,286 shares of Common Stock, outstanding upon completion of the offering. No shares of Preferred Stock have been issued as of the date of this Prospectus.

COMMON STOCK

  The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock, and holders of shares of Class B Common Stock are entitled to one vote per share on such matters. The two classes of Common Stock vote together as a single class on all matters except as otherwise required by applicable law.

  The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of BWI; or (ii) family members of the transferee, or trusts for the benefit of or entities controlled by the transferee or family members of the transferee.

  Except as set forth below (and as provided by law), all matters submitted to a vote of shareholders will be voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class. Holders of outstanding shares of Class A Common Stock and Class B Common Stock, respectively, vote separately as a class with respect to certain amendments to the Company's Restated Articles of Incorporation. These amendments would include changes in the aggregate number of authorized shares of a class, an exchange or reclassification of shares of one class into another class, or other changes to the designation, rights, preferences or limitations of a class.

  Subject to any preferential rights of any Preferred Stock created by the Company's Board of Directors, each outstanding share of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors. Holders of shares of Class A Common Stock and holders of shares of Class B Common Stock will be treated equally with respect to such dividends, except that in the case of dividends payable in Common Stock, holders of Class A Common Stock may only receive shares of Class A Common Stock and holders of Class B Common Stock may only receive shares of Class B Common Stock. See "Dividend Policy." Holders of Common Stock are not entitled to cumulate their votes in an election of directors; therefore, the holders of a majority of the votes cast in an election of the Board of Directors of the Company can elect all the directors up for election, if they so choose. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock.

PREFERRED STOCK

  The authorized Preferred Stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the number of votes (if any) to which such shares in that series are entitled, the consideration for such shares in that series and the designations, powers, preferences and relative, participating, option or other special rights, and such qualifications, limitations or restrictions of the shares in that series. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

AUTHORIZED BUT UNISSUED SHARES

  Indiana law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

NO PREEMPTIVE RIGHTS

  No holder of any class of authorized shares of the Company has any preemptive right to subscribe to any securities of the Company of any kind or class.

CERTAIN PROVISIONS OF RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

  Certain provisions of the Company's Restated Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors. These provisions include: (i) the division of the Board of Directors into three classes, each class serving "staggered" terms of office of three years (see "Management--Directors and Executive Officers"); (ii) the availability of authorized shares of stock for issuance from time to time at the discretion of the Board of Directors (see "--Authorized But Unissued Shares"); (iii) provisions allowing the removal of directors only for cause and only upon a 66 2/3% shareholder vote, taken at a meeting called for that purpose; (iv) provisions which require the participation of 80% of the voting power of the outstanding Common Stock in order for the shareholders to demand the calling of a special meeting of shareholders; and (v) requirements for advance notice for raising business or making nominations at shareholders' meetings.

  The Company's By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders of the Company and with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. Although the Company's By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

  The Restated Articles of Incorporation provide that, in the case of a merger, sale of assets, issuance of securities, liquidation or reclassification (a "business combination") involving a beneficial owner of 10% or more of the voting power of the Company's capital stock (a "Related Person"), or any affiliate or associate of a Related Person, such business combination must be approved by (i) 66 2/3% of the voting power of the outstanding voting stock of the Company and (ii) a majority of the then outstanding voting power of the voting stock held by shareholders other than the Related Person, unless the business combination is approved in advance by the Continuing Directors (as defined in the Restated Articles of Incorporation) or the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Related Person in acquiring its interest in the Company, with certain adjustments, and certain other requirements are met. The term Related Person does not include any person who beneficially owned more than 20% of the voting power of the Company's capital stock or of BWI on August 25, 1997. See "Principal Shareholder."

CERTAIN PROVISIONS OF INDIANA LAW

  The Indiana Business Corporation Law (the "IBCL") applies to the Company as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

  Control Share Acquisitions. Pursuant to Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares. Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders resident in Indiana, (ii) more than 10% of its shares owned by Indiana residents or (iii) 10,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that said provisions do not apply. The Company's Restated Articles of Incorporation and By-Laws do not exclude the Company from the restrictions imposed by such provisions.

  Certain Business Combinations. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. The Company's Restated Articles of Incorporation do not exclude the Company from the restrictions imposed by such provisions.

  Directors' Duties and Liability. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the Company. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

  Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

TRANSFER AGENT

  The Transfer Agent for the Class B Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The 2,000,000 shares of Class B Common Stock sold in this offering (2,300,000 if the Underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

  The 10,214,286 shares of Class A Common Stock that will continue to be held by BWI after the offering will constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale in the open market after the offering, after conversion to shares of Class B Common Stock, subject to certain contractual lockup provisions and to the applicable requirements of Rule 144, both of which are described below. So long as BWI is able to elect a majority of the Board of Directors, it will also be able to cause the Company at any time to register under the Securities Act all or a portion of the Class A Common Stock owned by it (whether or not converted into Class B Common Stock), in which event BWI would be able to sell such shares upon the effectiveness of any such registration.

  Generally, Rule 144 provides that a person who has beneficially owned "restricted securities" for at least one year will be entitled to sell on the open market in broker's transactions within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares and (ii) the average weekly trading volume on the open market during the four calendar weeks preceding such sale. Sales under Rule

144 are also subject to certain notice requirements and the availability of current public information about the Company. Shares properly sold in reliance upon Rule 144 to persons who are not Affiliates are thereafter freely tradeable without the restriction or registration under the Securities Act.

  Sales of substantial amounts of Class B Common Stock in the open market, or the availability of such shares for sale, could adversely affect prevailing market prices. If BWI effects the Distribution, the shares of Class A Common Stock when distributed by BWI will convert automatically into shares of Class B Common Stock upon certain transfers and will be eligible for immediate resale in the public market without restrictions by persons other than Affiliates of the Company. Any Affiliates would be subject to the restrictions of Rule 144 other than the one-year holding period requirement.

  See "Underwriting" for certain limitations on the ability of the Company, its executive officers and directors, and BWI to dispose of shares of Class B Common Stock.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representative, Raymond James & Associates, Inc. (the "Representative"), have severally agreed to purchase from the Company the following respective numbers of shares of Class B Common Stock at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                       NUMBER OF
      NAME                                                              SHARES
      ----                                                             ---------
      Raymond James & Associates, Inc.................................
                                                                       ---------
          Total....................................................... 2,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Class B Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representative that the Underwriters propose to offer the shares of Class B Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $           per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $          per share to certain other dealers. The Representative has advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority. This offering of Class B Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Class B Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class B Common Stock to be purchased by it shown in the above table bears to total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Class B Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the shares are being offered.

  The Company and BWI have agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers and directors, and BWI, prior to the consummation of the offering, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of Class B Common Stock or any securities convertible into, or exercisable or exchangeable for, or any rights to purchase or acquire Class B Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc., other than, in the case of the Company, in certain limited circumstances and, in the case of BWI, in the Distribution.

  Prior to the Offering, there has been no public market for the Class B Common Stock of the Company. Consequently, the initial public offering price of the Class B Common Stock was determined by negotiations between the Company and the Representative. Among the factors considered in such negotiations were prevailing market conditions, the value of publicly traded companies believed to be comparable to the Company, the results of operations of the Company in recent periods, estimates of the business potential of the Company, the present stage of the Company's development and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

  Until the distribution of Class B Common Stock in this offering is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class B Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Class B Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class B Common Stock. If the Underwriters create a short position in the Class B Common Stock in connection with this offering, i.e., if they sell more shares of Class B Common Stock than are set forth on the cover page of this Prospectus, the Representative may reduce the short position by purchasing Class B Common Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Class B Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class B Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resales of any security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class B Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The foregoing includes a summary of certain principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement that is on file as an exhibit to the Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act and filed by the Company with the Commission with respect to the shares of Class B Common Stock offered hereby, of which this Prospectus is a part.

                                 LEGAL MATTERS

  Certain legal matters relating to the legality of the issuance of the shares of Class B Common Stock being offered hereby will be passed upon for the Company by Baker & Daniels, Indianapolis, Indiana. Certain legal matters will be passed upon for the Underwriters by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida.

                                    EXPERTS

  The Consolidated Financial Statements of Priority Healthcare Corporation at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-1 (together with all amendments thereto, the "Registration Statement"), under the Securities Act with respect to the Class B Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information, reference is made to the Registration Statement and exhibits thereto. The information so omitted, including exhibits, may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be examined, without charge, at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Consolidated Statements of Earnings for each of the three years in the period ended December 31, 1996 and (unaudited) for the six months ended
 June 30, 1996 and June 30, 1997......................................... F-3
Consolidated Balance Sheets at December 31, 1995, December 31, 1996, and
 (unaudited) June 30, 1997............................................... F-4
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1996 and (unaudited) for the six months ended
 June 30, 1996 and June 30, 1997......................................... F-5
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 1996 and (unaudited) for the six months ended June 30, 1997.............................................. F-6
Notes to Consolidated Financial Statements............................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholder of Priority Healthcare Corporation

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Priority Healthcare Corporation (a wholly-owned subsidiary of Bindley Western Industries, Inc.) and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          Price Waterhouse LLP

Indianapolis, Indiana
May 28, 1997, except as to Note 1, which is as of August 25, 1997

                        PRIORITY HEALTHCARE CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                         SIX MONTHS ENDED JUNE
                            YEARS ENDED DECEMBER 31,              30,
                           ---------------------------  -----------------------
                             1994      1995     1996       1996        1997
                           --------  -------- --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
                                             (IN THOUSANDS)
Net sales................. $107,449  $123,990 $158,247    $65,348    $108,597
Cost of products sold.....  100,254   111,448  141,074     57,947      97,449
                           --------  -------- --------    -------    --------
Gross profit..............    7,195    12,542   17,173      7,401      11,148
                           --------  -------- --------    -------    --------
Selling, general and
 administrative expense...    4,394     7,836    8,443      4,009       4,960
Depreciation and
 amortization.............      512       998    1,009        500         656
                           --------  -------- --------    -------    --------
Earnings from operations..    2,289     3,708    7,721      2,892       5,532
Interest expense, net
 (primarily related
 party)...................      200       511      437        170         498
                           --------  -------- --------    -------    --------
Earnings before income
 taxes....................    2,089     3,197    7,284      2,722       5,034
                           --------  -------- --------    -------    --------
Provision for income
 taxes:
  Current.................    1,033     1,301    3,061      1,188       1,999
  Deferred................     (198)       10     (146)       (99)         14
                           --------  -------- --------    -------    --------
                                835     1,311    2,915      1,089       2,013
                           --------  -------- --------    -------    --------
Net earnings.............. $  1,254  $  1,886 $  4,369    $ 1,633    $  3,021
                           ========  ======== ========    =======    ========



         (See accompanying notes to consolidated financial statements)

                        PRIORITY HEALTHCARE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31,
                                            ---------------  JUNE 30,
                                             1995    1996      1997
                                            ------- ------- -----------
                                                            (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT SHARE
                                                       DATA)            --- ---
ASSETS:
Current assets:
  Cash..................................... $ 1,359 $ 1,656   $   185
  Accounts receivable, less allowance for
   doubtful accounts of $503, $815 and
   $863, respectively......................  17,333  29,541    40,178
  Finished goods inventory.................  12,647  16,132    18,174
  Deferred income taxes....................     295     451       470
  Other current assets.....................      58     152       194
                                            ------- -------   -------
                                             31,692  47,932    59,201
                                            ------- -------   -------
  Fixed assets, at cost....................   1,734   2,138     2,424
  Less: accumulated depreciation...........     487     804     1,115
                                            ------- -------   -------
                                              1,247   1,334     1,309
                                            ------- -------   -------
  Intangibles, net.........................   8,645   7,954     7,608
                                            ------- -------   -------
      Total assets......................... $41,584 $57,220   $68,118
                                            ======= =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Payable to parent........................ $ 3,873 $ 9,290   $13,785
  Accounts payable.........................  10,792  16,449    19,809
  Other current liabilities................   1,027   1,401     1,585
                                            ------- -------   -------
                                             15,692  27,140    35,179
                                            ------- -------   -------
Long-term obligations......................     751     560       365
                                            ------- -------   -------
Deferred income taxes......................     110     120       153
                                            ------- -------   -------
Subordinated note payable to parent........                     6,000
                                            ------- -------   -------
Shareholders' equity:
  Preferred stock, no par value, 5,000,000
   shares authorized, none issued and
   outstanding.............................
  Common stock
    Class A, $0.01 par value, 15,000,000
     shares authorized, 10,214,286 issued
     and outstanding.......................     102     102       102
    Class B, $0.01 par value, 40,000,000
     shares authorized, none issued and
     outstanding...........................
    Additional paid in capital.............  22,598  22,598    22,598
    Retained earnings......................   2,331   6,700     3,721
                                            ------- -------   -------
      Total shareholders' equity...........  25,031  29,400    26,421
                                            ------- -------   -------
Commitments and contingencies..............
                                            ------- -------   -------
      Total liabilities and shareholders'
       equity.............................. $41,584 $57,220   $68,118
                                            ======= =======   =======

         (See accompanying notes to consolidated financial statements)

                        PRIORITY HEALTHCARE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              YEARS ENDED DECEMBER      SIX MONTHS ENDED JUNE
                                       31,                       30
                              -----------------------  -----------------------
                               1994    1995    1996       1996        1997
                              ------  ------  -------  ----------- -----------
                                                       (UNAUDITED) (UNAUDITED)
                                             (IN THOUSANDS)
Cash flow from operating
 activities:
  Net income................. $1,254  $1,886  $ 4,369    $1,633      $ 3,021
Adjustments to reconcile net
 income to net cash provided
 (used) by operating
 activities:
  Depreciation and
   amortization..............    512     998    1,009       500          656
  Deferred income taxes......   (198)     10     (146)      (99)          14
Change in assets and
 liabilities, net of
 acquisitions:
  Accounts receivable........ (4,153)    560  (12,208)   (4,063)     (10,637)
  Finished goods inventory... (3,959)    426   (3,485)   (1,272)      (2,042)
  Trade accounts payable.....   (216)  2,384    5,657     3,222        3,360
  Other current assets and
   liabilities...............    164    (293)     280      (138)         142
                              ------  ------  -------    ------      -------
    Net cash provided (used)
     by operating activities. (6,596)  5,971   (4,524)     (217)      (5,486)
                              ------  ------  -------    ------      -------
Cash flow from investing
 activities:
  Purchase of fixed assets...   (511)   (474)    (405)     (120)        (285)
  Acquisition of businesses.. (1,189) (2,538)
                              ------  ------  -------    ------      -------
    Net cash used by
     investing activities.... (1,700) (3,012)    (405)     (120)        (285)
                              ------  ------  -------    ------      -------
Cash flow from financing
 activities:
  Net increase (decrease) in
   payable to parent.........  7,359  (4,471)   5,417     1,398        4,495
  Payments on long-term
   obligations...............    (47)   (185)    (191)        5         (195)
  Contribution by parent.....  1,134   2,906
                              ------  ------  -------    ------      -------
    Net cash provided (used)
     by financing activities.  8,446  (1,750)   5,226     1,403        4,300
                              ------  ------  -------    ------      -------
Net increase (decrease) in
 cash........................    150   1,209      297     1,066       (1,471)
Cash at beginning of year....            150    1,359     1,359        1,656
                              ------  ------  -------    ------      -------
Cash at end of year.......... $  150  $1,359  $ 1,656    $2,425      $   185
                              ======  ======  =======    ======      =======
Supplemental cash flow
 information:
  Interest paid.............. $  218  $  526  $   445    $  182      $   385
  Income taxes paid.......... $1,033  $1,301  $ 3,061    $1,188      $ 1,999




         (See accompanying notes to consolidated financial statements)

                        PRIORITY HEALTHCARE CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                               CLASS A
                             COMMON STOCK
                          ------------------            ADDITIONAL
                            SHARES           INVESTMENT  PAID IN   RETAINED SHAREHOLDERS'
                          OUTSTANDING AMOUNT BY PARENT   CAPITAL   EARNINGS    EQUITY
                          ----------- ------ ---------- ---------- -------- -------------
                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Balances at December 31,
 1993...................               $  0   $16,741    $     0    $1,110     $17,851
Net earnings............                                             1,254       1,254
Contribution by parent..                                   1,134                 1,134
Capitalization of
 division's retained
 earnings...............                                   1,919    (1,919)
Capitalization of
 investment by parent...  10,214,286    102   (16,741)    16,639
                          ----------   ----   -------    -------    ------     -------
Balances at December 31,
 1994...................  10,214,286    102         0     19,692       445      20,239
Net earnings............                                             1,886       1,886
Contribution by parent..                                   2,906                 2,906
                          ----------   ----   -------    -------    ------     -------
Balances at December 31,
 1995...................  10,214,286    102               22,598     2,331      25,031
Net earnings............                                             4,369       4,369
                          ----------   ----   -------    -------    ------     -------
Balances at December 31,
 1996...................  10,214,286    102               22,598     6,700      29,400
Net earnings
 (Unaudited)............                                             3,021       3,021
Dividend to parent
 (Unaudited)............                                            (6,000)     (6,000)
                          ----------   ----   -------    -------    ------     -------
Balances at June 30,
 1997 (Unaudited).......  10,214,286   $102   $     0    $22,598    $3,721     $26,421
                          ==========   ====   =======    =======    ======     =======



         (See accompanying notes to consolidated financial statements)

                        PRIORITY HEALTHCARE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation. Priority Healthcare Corporation, (the "Company") was formed by Bindley Western Industries, Inc. (BWI) on June 23, 1994, as an Indiana corporation to focus on the distribution of products and provision of services to the "alternate site" segment of the healthcare industry. On August 1, 1994, BWI transferred the net assets of its Charise Charles and PRN divisions to the Company in exchange for 1,000 shares of common stock, no par value. The Company now operates as a national distributor of specialty pharmaceuticals and related medical supplies to the alternate site healthcare market and is a provider of patient-specific, self-injectable biopharmaceuticals and disease prevention programs to individuals with chronic diseases.

  On August 25, 1997 the Board of Directors and management of the Company completed a recapitalization of the Company. Effective on that date, the Company's capitalization consisted of: (i) 15,000,000 authorized shares of Class A Common Stock, $0.01 par value, 10,214,286 shares of which were issued and outstanding and owned by BWI, (ii) 40,000,000 shares of Class B Common Stock, $0.01 par value, none of which are issued and outstanding (approximately 2,000,000 shares of which the Company plans to issue in an initial public offering) and (iii) 5,000,000 shares of Preferred Stock, without par value, none of which are issued and outstanding. This recapitalization has been given retroactive effect in these consolidated financial statements.

  The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock and holders of Class B Common Stock are entitled to one vote per share on such matters. The two classes of Common Stock vote together, as a single class on all matters except as otherwise required by applicable law.

  The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of BWI; or (ii) family members of the transferee, or trusts for the benefit of or entities controlled by the transferee or family members of the transferee.

  The consolidated financial statements of the Company include certain allocations of corporate overhead and other expenses incurred by BWI on behalf of the Company. These expenses and the basis of allocations are discussed in
Note 2--Related party transactions. The Company's financial statements are not necessarily indicative of the results the Company would have reported had it existed as a stand-alone entity or of the financial position, results of operations and cash flows of the Company in the future.

  Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue recognition. Revenues are recognized when products are shipped to unaffiliated customers with appropriate provisions recorded for estimated discounts and allowances.

  Interim unaudited consolidated financial statements. The accompanying balance sheet as of June 30, 1997, the statements of earnings and cash flow for the six months ended June 30, 1996 and 1997 and the statement of shareholders' equity for the six months ended June 30, 1997 are unaudited. In the opinion of management, these interim unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of the interim period. The disclosures in these notes related to these unaudited consolidated financial statements are also unaudited.

  Inventories. Inventories are stated on the basis of lower of cost or market using the first-in, first-out ("FIFO") method.

                        PRIORITY HEALTHCARE CORPORATION

  Fixed assets. Depreciation is computed on the straight-line method for financial reporting purposes. Accelerated methods are primarily used for income tax purposes. Assets, valued at cost, are generally being depreciated over their estimated useful lives as follows:

                              ESTIMATED USEFUL LIFE (YEARS)
                              -----------------------------
             Furnishings.....              5-7
             Leasehold
              improvements...               12
             Transportation
              and other
              equipment......              3-7

In the event facts and circumstances indicate an asset could be impaired, an evaluation of the undiscounted estimated future cash flows from operations is compared to the asset's carrying amount to determine if a write-down is required. At December 31, 1996 and June 30, 1997, no impairments existed.

  Intangibles. The Company continually monitors its cost in excess of net assets acquired (goodwill), covenants not to compete and its other intangibles (customer lists and consulting agreements) to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the expected future cash flows from operations, on an undiscounted basis, of the underlying businesses which gave rise to such amounts. Goodwill is being amortized on the straight-line method over 40 years. Other intangibles are being amortized on the straight-line method over 6 to 15 years.

  Earnings per share. Historical per share amounts have not been presented as the Company's historical capital structure is not representative of the prospective capital structure.

  Income taxes. The Company participates in the consolidated federal and state income tax returns filed by its parent company, BWI. BWI charges federal and state income tax expense to the Company as if the Company filed its own separate federal and state income tax returns.

  In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes," the Company accounts for income taxes using the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of the Company's assets and liabilities.

  Use of estimates. The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates made by management. Actual results could differ from those estimates.

  Fair value of financial instruments. The carrying values of cash, accounts receivable, short-term borrowings, accounts payable and other current liabilities approximate their fair market values due to the short-term maturity of these instruments.

NOTE 2--RELATED PARTY TRANSACTIONS

  The Company is a wholly owned subsidiary of BWI and, as such, has entered into certain related party transactions which are described below. In addition, the Company has participated in the BWI profit sharing plan which is discussed in Note 7--Profit sharing plan.

  BWI provided management and consulting services to the Company which included, but were not limited to legal, human resources, payroll and tax. The Company was charged $49,000, $75,000 and $65,000 for 1994, 1995 and 1996,
respectively. For each of the six month periods ended June 30, 1996 and 1997, the Company

                        PRIORITY HEALTHCARE CORPORATION
was charged $32,500. These amounts were based on an allocation of the actual services rendered by BWI and were calculated in a manner considered reasonable by management.

  The Company was also provided coverage under the BWI insurance plans. These expenses were charged to the Company based on a combination of a pro rata allocation and the push-down of actual expenses incurred, depending on the type of expenditure. These methods are considered reasonable by management. The insurance expense was $38,000, $100,000 and $132,000 for 1994, 1995 and
1996, respectively. For the six months ended June 30, 1996 and 1997, the insurance expense was $66,000 and $76,000, respectively.

  At December 31, 1995, December 31, 1996 and June 30, 1997, the Company owed BWI $3.9 million, $9.3 million and $13.8 million, respectively. These borrowings do not have a set repayment date and represent the financing and payment of transactions by BWI on behalf of the Company, offset in part by cash collections transferred to BWI. Interest expense attributable to the related party borrowings was $211,000, $455,000 and $408,000 for 1994, 1995
and 1996, respectively. This interest expense was calculated by applying the BWI average incremental borrowing rate to the average outstanding borrowings. For 1994, 1995 and 1996 the average outstanding borrowings were $3.6 million, $6.4 million and $6.4 million, respectively. The average incremental borrowing rates applied to these borrowings in 1994, 1995 and 1996 were 5.9%, 7.1% and 6.4%, respectively. The interest expense of $370,000 for the six months ended June 30, 1997 was based on average outstanding borrowings of $11.6 million at an average incremental borrowing rate of 6.4%.

  For 1994, 1995 and 1996 and the six month periods ended June 30, 1996 and 1997, intercompany purchases of inventory from BWI (at the price paid by BWI) totaled $9.4 million, $8.3 million, $1.8 million, $742,000 and $1.1 million, respectively.

  On March 31, 1997, the Company declared and paid a dividend to BWI in the form of a $6.0 million subordinated promissory note that becomes due on March 31, 1999. The note carries an interest rate of 7.25% per annum. For the six month period ended June 30, 1997, interest expense associated with this note totaled $109,000.

  Certain employees of the Company have been granted options to purchase BWI stock under a BWI stock option plan. 66,500 and 155,750 such options were granted to Company employees in 1995 and 1996, respectively, with exercise prices equal to the market price of the BWI stock at the date of grant. No compensation expense was recognized on these pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". If the Company had recognized compensation expense based on the grant date fair value of those options as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", pro forma net income for the years ended December 31, 1995 and 1996 would have been $1,840,000 and $4,089,000, respectively. The weighted average fair value of each 1995 and 1996 BWI option granted of $5.90 and $6.04, respectively, was estimated using the Black-Scholes option pricing model, and certain assumptions relevant to those BWI options and the underlying BWI common stock.

NOTE 3--ACQUISITIONS

  During the three years ended December 31, 1996, the Company purchased 3C Medical, Inc. ("3C") and IV-1, Inc., IV-One Services, Inc. and National Pharmacy Providers, Inc. (collectively, the "IV One Companies"). Each of these acquisitions was accounted for as a purchase and their results of operations are included in the consolidated financial statements from their respective dates of acquisition.

  3C, a specialty distributor of acute dialysis products located in Santa Ana, California, was acquired effective October 31, 1994. The Company paid 15,000 shares of BWI common stock (market value $195,000) and approximately $1.2 million in cash for 3C, which exceeded the fair value of the net assets acquired and resulted

                        PRIORITY HEALTHCARE CORPORATION
in approximately $1.1 million of intangibles. These intangibles include a three-year non-compete agreement with the prior owner. At December 31, 1995 and 1996, the balance owed under this agreement was $113,333 and $73,333, respectively ($73,333 and $33,333, respectively, is included in long-term obligations). 3C's results of operations for the initial ten months of 1994 were immaterial to the consolidated results of operations of the Company.

  The acquisition of the IV One Companies was effective January 1, 1995. The IV One Companies provide pharmacy and other healthcare services. The consideration exchanged for the IV One Companies was approximately $2.9 million, which exceeded the fair value of net assets acquired and resulted in approximately $2.6 million of intangibles. These intangibles include a four-year consulting agreement with the prior owner. At December 31, 1995 and 1996, the balance owed under this agreement was $878,031 and $726,931, respectively ($678,031 and $526,931, respectively, is included in long term obligations). If the acquisition of the IV One Companies had taken place at the beginning of 1994, the unaudited pro forma net sales and net earnings would have been $112.0 million and $1.5 million, respectively. The pro forma data are not necessarily indicative of the results of operations at they would have been had the transaction occurred on the assumed date and are not necessarily indicative of the results of operations which may occur in the future.

NOTE 4--FIXED ASSETS

                                           DECEMBER 31, DECEMBER 31,  JUNE 30,
                                               1995         1996        1997
                                           ------------ ------------ -----------
                                                (IN THOUSANDS)       (UNAUDITED)
Furnishings...............................    $  537       $  574      $  574
Leasehold improvements....................       249          220         220
Transportation and other equipment........       948        1,344       1,630
                                              ------       ------      ------
                                               1,734        2,138       2,424
Less: Accumulated depreciation............      (487)        (804)     (1,115)
                                              ------       ------      ------
                                              $1,247       $1,334      $1,309
                                              ======       ======      ======

NOTE 5--INTANGIBLES

                                   DECEMBER 31, DECEMBER 31, JUNE 30,
                                       1995         1996       1997
                                   ------------ ------------ --------
                                        (IN THOUSANDS)         (UNAUDITED)
Goodwill..........................   $ 6,109      $ 6,109    $ 6,109
Accumulated amortization..........      (309)        (457)      (531)
                                     -------      -------    -------
Goodwill, net.....................     5,800        5,652      5,578
                                     -------      -------    -------
Other.............................     3,883        3,883      3,883
Accumulated amortization..........    (1,038)      (1,581)    (1,853)
                                     -------      -------    -------
Other, net........................     2,845        2,302      2,030
                                     -------      -------    -------
Intangibles, net..................   $ 8,645      $ 7,954    $ 7,608
                                     =======      =======    =======

NOTE 6--INCOME TAXES

  The provision for income taxes includes state income taxes of $137,050, $212,523 and $479,420 in 1994, 1995 and 1996, respectively.

                        PRIORITY HEALTHCARE CORPORATION

  The following table indicates the significant elements contributing to the difference between the U.S. federal statutory tax rate and the effective tax rate:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                              1994  1995  1996
                                                              ----- ----- -----
      Percentage of earnings before taxes:
        U.S. federal statutory rate.......................... 35.0% 35.0% 35.0%
        State and local taxes on income, net of federal
         income tax benefit..................................  4.3%  4.3%  4.3%
        Other................................................  0.7%  1.7%  0.7%
                                                              ----- ----- -----
      Effective rate......................................... 40.0% 41.0% 40.0%
                                                              ===== ===== =====

  Presented below are the significant elements of the net deferred tax balance sheet accounts at December 31, 1995 and 1996:

                                                                       1995 1996
                                                                       ---- ----
      Deferred tax asset:
        Current:
          Accounts receivable........................................  $203 $320
          Inventories................................................    92  131
                                                                       ---- ----
            Subtotal.................................................   295  451
        Long-term....................................................     0    0
                                                                       ---- ----
            Total deferred tax assets................................  $295 $451
                                                                       ==== ====
      Deferred tax liabilities;
        Current......................................................     0    0
                                                                       ---- ----
        Long-term:
          Fixed assets...............................................  $ 77 $ 95
          Intangibles................................................    33   25
                                                                       ---- ----
            Subtotal.................................................   110  120
                                                                       ---- ----
            Total deferred tax liabilities...........................  $110 $120
                                                                       ==== ====

NOTE 7--PROFIT SHARING PLAN

  The Company's eligible employees participate in the BWI qualified Profit Sharing Plan ("Profit Sharing Plan"). All employees are generally eligible to participate in the Profit Sharing Plan as of the first January 1, April 1, July 1 or October 1 after having completed at least one year of service (as defined in the Profit Sharing Plan) and having reached age 21 ("Participant"). The annual contribution of the Company to the Profit Sharing Plan is at the discretion of the Board of Directors of BWI and is generally 8% of the Participant's compensation for the year. The employer contribution for a year is allocated among the Participants employed on the last day of the year in proportion to their relative compensation for the year. The BWI contributions to the Profit Sharing Plan with respect to the Company which are included as expense in the statement of earnings for 1994, 1995 and 1996 were $69,344, $119,283 and $229,990, respectively.

  Subject to limitations imposed by the Internal Revenue Code of 1986, as amended, a Participant may have a whole percentage (ranging from 1% to 13%) of his or her compensation withheld from pay and contributed to the Profit Sharing Plan and make "rollover" contributions to the Profit Sharing Plan of qualifying distributions from other employers' qualified plans.

                        PRIORITY HEALTHCARE CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


  A Participant's interest in amounts withheld from his or her pay and contributed to the Profit Sharing Plan or in rollover contributions and in the earnings on those amounts are fully vested at all times. A Participant's interest in employer contributions made on his or her behalf and the earnings on those contributions become 20% vested after three years of service and an additional 20% vested during each of the next four years. A Participant's interest in employer contributions made on his or her behalf and the earnings on those contributions also become fully vested when the employee retires at age 65 or older, dies or becomes totally disabled.

  All contributions to the Profit Sharing Plan are paid in cash to a Cleveland, Ohio bank, as trustee, and are invested by the trustee until distributed to Participants or their beneficiaries. Participants are permitted to direct the trustee as to the investment of their accounts by choosing among several investment funds that are offered under the Profit Sharing Plan, including one fund consisting of BWI common stock. Participants may elect to invest in one fund or a combination of the available funds according to their investment goals. If a Participant does not make an investment election, his or her Profit Sharing Plan accounts will be invested in a fund designated by the Company.

  Except in certain cases of financial hardship, a Participant (or his or her beneficiary) receives his or her interest in the Profit Sharing Plan only at death, retirement or termination of employment.

NOTE 8--COMMITMENTS

  The Company leases warehouse and office space under noncancelable operating leases expiring at various dates through 2002, with options to renew for various periods. Minimum commitments under leases aggregate $561,000 for 1997, $512,000 for 1998, $461,000 for 1999 and $101,000 for 2000 and 2001.

  The consolidated rent expense for 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 was $244,000, $490,000, $470,000, $236,000 and
$248,000, respectively, of which approximately $75,000 in 1996 pertained to leases with terms of one year or less. In 1995 and 1994, all leases had terms greater than one year.

NOTE 9--MAJOR CUSTOMERS AND OTHER CONCENTRATIONS

  The Company services customers in 50 states and Puerto Rico. For the year ended December 31, 1996 and the six months ended June 30, 1997, the Company had one customer, Everest Healthcare Services Corporation, which accounted for 12% of the Company's revenues. For the six months ended June 30, 1996 and the years ended December 31, 1994 and 1995, no customer accounted for greater than 10% of the Company's revenues. The Company sells goods and services to its customers on various payment terms which entail accounts receivable exposure. Although the Company monitors closely the creditworthiness of its customers, there can be no assurance that the Company will not incur the write-off or writedown of a significant account in the future.

  The Company's largest vendor accounted for approximately 46% of total revenues in 1994, 44% in 1995 and 42% in 1996. The same vendor accounted for approximately 43% of total revenues for the six months ended June 30, 1996 and 41% for the six months ended June 30, 1997. In addition, the sale of one product supplied by this vendor accounted for 36% of revenues in 1996. This product is available from only one manufacturer, with which the Company must maintain a good working relationship. The Company is a party in a lawsuit involving this vendor. See Note 10--Legal Proceedings.

NOTE 10--LEGAL PROCEEDINGS

  IV-1, Inc. ("IV-1") and IV One Services, Inc. ("IV One Services") have been named as defendants in a second amended counterclaim filed by Amgen, Inc. ("Amgen") on May 14, 1996, in the Circuit Court of the Eighteenth Judicial District of Seminole County, Florida. Amgen has asserted that these entities tortiously

                        PRIORITY HEALTHCARE CORPORATION
interfered with a license agreement (the "License Agreement") between Amgen and Ortho Pharmaceutical Corporation ("Ortho"). Pursuant to this agreement, Amgen licensed Ortho to sell EPO for use in the treatment of non-dialysis patients, while Amgen reserved the exclusive right to sell EPO for use in the treatment of dialysis patients. Amgen has asserted that, prior to the purchase of IV-1 and IV One Services by the Company, these entities induced Ortho to sell EPO to them for resale in the dialysis market in contravention of the License Agreement. Amgen has also alleged that IV-1 and IV One Services were involved in a civil conspiracy to circumvent the terms of the License Agreement to allow the resale of EPO to the dialysis market. Furthermore, Amgen has asserted unfair competition claims against IV-1, including that IV-1 manufactured and distributed unapproved prefilled syringes of EPO and another product manufactured by Amgen in container systems unapproved by Amgen. Amgen did not specify a time frame for the acts complained of in the civil conspiracy and unfair competition allegations. In each count, Amgen has demanded an unspecified amount of compensatory damages, including costs and interest.

  The Company believes that the sellers of IV-1, IV One Services and Charise Charles are contractually obligated to provide legal defense and to indemnify the Company for losses and liabilities with respect to this litigation, to the extent that the alleged acts occurred prior to the purchase of such entities by the Company. To date, the sellers have provided the legal defense for IV-1 and IV One Services in the litigation. Indemnification from the sellers of IV-1 and IV One Services is limited to no more than $1.5 million and indemnification from the sellers of Charise Charles is limited to no more than $2.0 million. To date, approximately $86,000 of claims for indemnification have been submitted to the sellers. The Company does not expect the Amgen litigation to be material to the Company's results of operations or financial condition; however, no assurance can be given that this litigation will not have a material adverse effect on the Company. In addition, Amgen is the Company's largest supplier. Consequently, this litigation presents the risk of adversely affecting the Company's business relationship with Amgen, which could have a material adverse effect on the Company. See "Business-- Purchasing."

  The Company is also subject to ordinary and routine litigation incidental to its business, none of which is material to the Company's results of operations, financial condition, or cash flows.

  On November 14, 1995, an investigator for the FDA, accompanied by an inspector from the State of Florida Board of Pharmacy, inspected the Company's pharmacy in Altamonte Springs, Florida. At the end of the inspection, the FDA investigator issued an FDA Form-483, which is the form used by FDA investigators to identify any observed or suspected noncompliance with the laws administered by the agency. The FDA Form-483 identified the facility as a pharmacy/repackager and listed three observations related to certain requirements that the FDA typically imposes on manufacturers of sterile products. The Company advised the FDA in December 1995 that the Company believes it is not, within the statutory or regulatory meaning of these terms, a repackager or a manufacturer. A second inspection of the same facility occurred on June 26, 1997, in which the FDA investigator was again accompanied by Florida pharmacy authorities. The FDA investigator issued a substantially identical FDA Form-483 at the end of that inspection. The Florida State Board of Pharmacy has not issued any deficiencies regarding the operations of the Altamonte Springs pharmacy.

  On March 16, 1992, the FDA issued a Compliance Policy Guide (CPG 460.200), which explains the criteria the FDA uses to distinguish between pharmacy operations that are properly regulated under state law and drug manufacturing regulated by the FDA. The Company's response to the FDA in December 1995 cited this CPG and explained the Company's contention that, according to the FDA's own criteria, the facility is a pharmacy properly regulated under state and local laws.

  The FDA has indicated publicly that it expects to further clarify and explain through rulemaking the distinction between pharmaceutical manufacturing and pharmacy operations. Legislation has been introduced in

                        PRIORITY HEALTHCARE CORPORATION
this session of Congress that would clarify this distinction. Thus, the distinction between a pharmacy and a pharmaceutical manufacturer currently is a subject of activity by policymakers in the Federal government.

  While these activities may clarify matters in the future, the criteria that differentiate drug manufacturing from pharmacy operations are uncertain under the current state of the law. If the Company is correct and its operations are limited to those engaged in by pharmacies, there should be no material adverse effect from the FDA Form-483s because the Company believes it is currently in compliance in all material respects with applicable state and local laws. If the Company is deemed to be a sterile product manufacturer or a sterile product repackager, the Company would be subject to additional regulatory requirements. Because the FDA does not currently have clear guidance or regulations on this subject, the FDA or other legal authorities could decide that the Company must file for approval of a New Drug Application. Such an event could have a material adverse effect on the Company.

  Alternatively, the agency could determine that the Company is a sterile products repackager and promulgate regulations or publish guidance respecting such entities. In that event, the Company would likely have to comply with that portion of the FDA requirements that covers the packaging operations of sterile product manufacturers. These requirements may include stability validation, expiration dating, sterility control, sterile product environmental monitoring, and good manufacturing practices including appropriate employee training related to the foregoing. The Company believes that the cost of compliance with such requirements would not be material to the Company's operations. However, there can be no assurance that other conditions or requirements would not be imposed that would have a material adverse effect on the Company.

  There can be no assurance that future legislation, future rulemaking, or active enforcement by the FDA of a determination that the Company is a drug manufacturer will not have a material adverse effect on the business of the Company.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECU-RITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Company...............................................................   14
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   15
Capitalization............................................................   15
Dilution..................................................................   16
Selected Consolidated Financial Data......................................   17
Unaudited Pro Forma Consolidated Financial Data...........................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   26
Management................................................................   37
Executive Compensation....................................................   40
Relationship with BWI.....................................................   44
Principal Shareholder.....................................................   46
Description of Capital Stock..............................................   47
Shares Eligible for Future Sale...........................................   50
Underwriting..............................................................   51
Legal Matters.............................................................   53
Experts...................................................................   53
Additional Information....................................................   53
Index to Consolidated Financial Statements................................  F-1

                               ----------------

  UNTIL             , 1997, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS B COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

                        PRIORITY HEALTHCARE CORPORATION

                             CLASS B COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                       RAYMOND JAMES & ASSOCIATES, INC.

                                          , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the issuance and distribution of the Class B Common Stock being registered hereunder, other than underwriting discounts and commissions:

                                  EXPENSES                              AMOUNT
                                  --------                             --------
      Securities and Exchange Commission registration fee............. $ 10,455
      Nasdaq National Market listing fee..............................
      NASD filing fee.................................................    3,950
      Blue Sky fees and expenses (including fees of counsel)..........
      Accounting fees and expenses....................................
      Legal fees and expenses.........................................
      Printing and engraving expenses.................................
      Transfer Agent and Registrar fees...............................
      Miscellaneous...................................................
                                                                       --------
          Total....................................................... $790,000
                                                                       ========

  All amounts except the registration fee, Nasdaq listing fee and NASD filing fee are estimated. Items which are not included will be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Indiana Business Corporation Law provides that a corporation, unless limited by its Articles of Incorporation, is required to indemnify its directors and officers against reasonable expenses incurred in the successful defense of any proceeding to which the director or officer was a party because of serving as a director or officer of the corporation.

  As permitted by the Indiana Business Corporation Law, the Company's Restated Articles of Incorporation provide for indemnification of directors, officers and employees of the Company against any and all liability and reasonable expense that may be incurred by them, arising out of any claim or action, civil, criminal, administrative or investigative, in which they may become involved by reason of being or having been a director, officer, or employee. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the Board of Directors must have determined that such persons acted in good faith in what they reasonably believed to be the best interests of the Company (or at least not opposed to its best interests) and, in addition, in any criminal action, had reasonable cause to believe their conduct was lawful (or had no reasonable cause to believe that their conduct was unlawful).

  Reference is also made to the Form of Underwriting Agreement filed as
Exhibit 1 hereto which provides for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Registrant against certain liabilities including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in certain instances by the Underwriters.

  In addition, the Company has a directors' and officers' liability and company reimbursement policy that insures against certain liabilities, including liabilities under the Securities Act, subject to applicable retentions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following information is furnished as to securities of the Registrant sold within the past three years that were not registered under the Securities Act. All of the information is adjusted for the recapitalization of all of the Registrant's 1,000 shares of outstanding Common Stock into 10,214,286 shares of Class A Common Stock on August 25, 1997.

    (a) On August 25, 1997, the Registrant effected a recapitalization, whereby all of the Registrant's 1,000 outstanding shares of Common Stock were converted into 10,214,286 shares of Class A Common Stock.

    (b) On August 25, 1997, the Registrant granted options for an aggregate of 449,000 shares of Class B Common Stock to certain officers, key employees and consultants, effective on the closing of this offering, at an exercise price equal to 100% of the initial public offering price.

    (c) On March 31, 1997, the Registrant paid a dividend in the form of a subordinated promissory note with a principal amount of $6.0 million to BWI.

  The transaction described in paragraph (b) above is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The transactions described in paragraph (a) and (c) above are exempt from the registration requirements of the Securities Act because they did not involve a "sale" of a security within the meaning of Section 2(3) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

  (a) EXHIBITS

    The list of exhibits is incorporated by reference to the Index to Exhibits beginning on page E-1.

  (b) FINANCIAL STATEMENT SCHEDULES

    All schedules are omitted because of the absence of conditions under which they are required or because the information is included in the consolidated financial statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN INDIANAPOLIS, INDIANA ON AUGUST 26, 1997.

                                          Priority Healthcare Corporation

                                                  /s/ Robert L. Myers
                                          By: _________________________________
                                                     Robert L. Myers,
                                                       President and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS THAT SUCH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS WILLIAM E. BINDLEY AND ROBERT L. MYERS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS TO THIS REGISTRATION STATEMENT, INCLUDING POST-EFFECTIVE AMENDMENTS, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND ALL DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW ON AUGUST 26, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


         /s/ William E. Bindley             Chairman of the Board
___________________________________________
            William E. Bindley

          /s/ Robert L. Myers               President, Chief Executive Officer and
___________________________________________   Director (Principal Executive Officer)
              Robert L. Myers

         /s/ Donald J. Perfetto             Chief Financial Officer (Principal
___________________________________________   Financial and Accounting Officer)
            Donald J. Perfetto

        /s/ Michael D. McCormick            Director
___________________________________________
           Michael D. McCormick

        /s/ Thomas J. Salentine             Director
___________________________________________
            Thomas J. Salentine


                               INDEX TO EXHIBITS

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                     DOCUMENT DESCRIPTION                      NUMBER
  -------                    --------------------                    ----------
 1*        Form of Underwriting Agreement.
 3-A       Restated Articles of Incorporation of the Registrant.
 3-B       By-Laws of the Registrant, as amended to date.
 5*        Opinion of Baker & Daniels.
 10-A*     Administrative Services Agreement between the Regis-
           trant and BWI.
 10-B*     Tax Sharing Agreement between the Registrant and BWI.
 10-C      1997 Stock Option and Incentive Plan of the Registrant.
 10-D      Outside Directors Stock Option Plan of the Registrant.
 10-E      Termination Benefits Agreement between the Registrant
           and Robert L. Myers dated July 1, 1996.
 10-F      (i) Employment Agreement between the Registrant and Me-
           lissa E. McIntyre dated June 1, 1997; and (ii)
           Noncompete Agreement between the Registrant and Melissa
           E. McIntyre dated June 1, 1997.
 10-G      (i) Employment Agreement between the Registrant and
           William M. Woodard dated June 1, 1997; and (ii)
           Noncompete Agreement between the Registrant and William
           M. Woodard dated June 1, 1997.
 10-H      (i) Employment Agreement between the Registrant and Guy
           F. Bryant dated June 1, 1997; and (ii) Noncompete
           Agreement between the Registrant and Guy F. Bryant
           dated June 1, 1997.
 10-I      (i) Employment Agreement between the Registrant and
           Donald J. Perfetto dated June 23, 1997; and (ii)
           Noncompete Agreement between the Registrant and Donald
           J. Perfetto dated June 23, 1997.
 10-J      (i) Employment Agreement between the Registrant and
           Steven D. Cosler dated June 1, 1997; and (ii)
           Noncompete Agreement between the Registrant and Steven
           D. Cosler dated June 1, 1997.
 10-K      Subordinated Promissory Note between the Registrant and
           BWI.
 10-L*     Indemnification and Hold Harmless Agreement between the
           Registrant and BWI.
 10-M      Consulting Agreement dated as of January 1, 1995, by
           and among the Registrant, BWI and Martin A. Nassif.
 10-N*     Revolving Credit Promissory Note between the Registrant
           and BWI.
 11        Computation of Pro Forma Earnings Per Share.
 21        Subsidiaries of the Registrant.
 23-A      Consent of Price Waterhouse LLP.
 23-B      Consent of Baker & Daniels (contained in Exhibit 5).
 23-C      Consent of Richard W. Roberson.
 23-D      Consent of Rebecca M. Shanahan.
 24        Power of Attorney (included on signature page).
 27        Financial Data Schedule.

--------
*To be filed by amendment.

                                      E-1